UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

This document lists the changes made to the Reference Form of Banco Santander (Brasil) S.A., on December 06, 2010, filed with the Brazilian Securities and Exchange Commission (“CVM”), pursuant to CVM Instruction 480 of December 7, 2009. This document should be read in conjunction with the Reference Form.

[Free English Translation]

12.General meeting and administration

12.6 Concerning each manager and member of the fiscal committee of the issuer, indicate, in a table:

a.name

b. age

c. occupation

d. CPF or passport number

e. Elected position performed

f. Election date

g. Date of acceptance

h. Term of office

i. Other positions or attributions exercised in the issuer

j. Indication if it was elected by the holder or not

a) Name	b) age	c) occupation	d) CPF/passport	e) position	f) Election date	g) Acceptance date	h) Mandate Term	i) Other positions exercised	j) Elected by the holder
Marcial Angel Portela Alvarez	65	Businessman	809.357.890-34	Chairman of the Board of Directors	09/02/2009	11/26/2009	AUG/20011	No	Yes
Fabio Colletti Barbosa	55	Business administrator	777.733.258-20	Vice-President of the Board of Director	09/02/2009	11/26/2009	AUG/20011	CEO	Yes
José Antonio Alvarez Alvarez	50	Businessman	233.771.448-97	Advisor	09/02/2009	11/26/2009	AUG/20011	No	Yes
José Manuel Tejón Borrajo	56	Economist	233.771.448-30	Advisor	09/02/2009	11/26/2009	AUG/20011	No	Yes
José de Menezes Berenguer Neto	43	Bank clerk	079.269.848-76	Advisor	02/03/2010	04/13/3010	AUG/20011	Senior Vice President	Yes
José de Paiva Ferreira	51	Manager	007.805.468-06	Advisor	02/03/2010	04/13/3010	AUG/20011	Senior Vice President	Yes
José Roberto Mendonça de Barros	66	Economist	005.761.406-30	Independent Advisor	09/02/2009	11/26/2009	AUG/20011	No	Yes
Viviane Senna Lalli	52	Businesswoman	077.538.178-09	Independent Advisor	09/02/2009	11/26/2009	AUG/20011	No	Yes

[Free English Translation]

Celso Clemente Giacometti	66	Business Administrator	029.303.406-78	Independent Advisor	02/03/2010	04/13/3010	AUG/20011	Member of the Audit committee elected in 03/22/2010	Yes
Angel Oscar Agallano	53	Businessman	059.234.237-90	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Carlos Alberto López Galán	47	Economist	212.825.888-00	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	Relations Director with investors	Yes
Fernando Bylmgton Egydio Martins	53	Business Administrator	007.302.838-01	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Gustavo José Costa Roxo de Fonseca	43	Engineering	149.225.568-85	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ignácio Dominguez- Adame Bozzano	41	Bank Clerk	234.100.598-57	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
João Roberto Gonçalves Teixeira	44	Economist	806.452.757-00	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Lilian Maria Farezim Guimarães	49	Business Administrator	063.940.958-00	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Oscar Rodriguez Herrero	39	Manager	060.185.177-36	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Pedro Paulo Longuini	52	Engineering	025.996.508-75	Director Vice-Chief Executive officer	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Arnaldo Penteado Laudisio	46	Lawyer	089.070.238-16	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes

[Free English Translation]

José Roberto Machado Filho	41	Engineering	116.001.028-59	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luciano Ribeiro	46	Economist	074.400.888-32	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luis Félix Cardamone Neto	46	Business Administrator	042.649.938-73	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marco Antônio Martins de Araújo Filho	44	Lawyer	256.159.751-49	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcos Matioli de Souza Vieira	49	Business Administrator	735.597.687-72	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Maria Luiza de Oliveira Pinto e Paiva	46	Bank Clerk	129.079.488-06	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Pedro Carlos Aráujo Coutinho	44	Manager	517.786.886-91	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Wagner Augusto Ferrari	51	Business Manager	055.132.128-89	Executive Director	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Alexandre Schwartsman	47	Economist	086.371.246-79	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Amâncio Acúrcio Gouveia	47	Accountant	735.075.127-34	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
André Fernandes Berenguer	42	Manager	127.759.138-57	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Antonio Fernandes Laurelli Ribeiro	52	Business Administrator	011.190.218-55	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Antonio Pardo de Santayana Montes	38	Economist	233.431.938-44	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Carlos Leibowicz	39	Economist	225.472.338-35	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes

[Free English Translation]

Cassius Schymura	45	Engineering	813.530.307-68	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Claudio Almeida Prado	46	Engineering	125.808.358-22	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ede Lison Viani	43	Manager	064.923.468-58	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Eduardo Müller Borges	42	Manager	112.673.738-06	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Flávio Tavares Valadão	47	Engineering	710.852.627-15	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Gilberto Duarte de Abreu Filho	36	Engineering	252.311.448-86	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Gustavo Summers Albuquerque	42	Bank Clerk	957.136.207-78	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Jamil Habibe Hannouche	49	Pedagogue	020.039.308-17	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
João Guilherme de Andrade So Consiglio	41	Economist	119.038.148-63	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Juan Colas de Casso	48	Bank Clerk	233.899.898-70	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luis Aberto Citon	47 Bank Clerk	Bank Clerk	058.056.977-26	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes

[Free English Translation]

Luiz Carlos da Silva Canttidio Junior	51	Business Administrator	150.915.381-00	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luiz Felipe Taunay Ferreira	43	Business Administrator	146.124.656-50	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Luiz Fontoura de Oliveira Reis Filho	41	Economist	539.313.861-04	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcelo Malanga	40	Bank Clerk	126.359.808-02	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcelo Zerbinatti	36	Bank Clerk	136.738.756-25	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcio Aurélio de Nóbrega	41	Manager	085.947.538-70	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcio André Ferreira da Silva	45	Bank Clerk	064.557.458-08	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Marcos Adriano Ferreira Zoni	45	Manager	819.920.097-91	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Maria Eugênia Andrade Lopez Santos	44	Economist	386.776.525-15	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Mauro Siequeroli	53	Business Admnistrator	011.565.128-30	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Miguel Angel Albero Ocerin	50	Bank Clerk	233.348.458-69	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes

[Free English Translation]

Nilo Sérgio Silveira Carvalho	49	Manager	025.442.898-30	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ramón Sanchez Diaz	41	Economist	059.396.487-03	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Reginaldo Antonio Ribeiro	40	Economist	091.440.778-31	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Roberto Correa Barbuti	41	Business Administrator	076.238.618-59	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Roberto de Oliveira Campos Neto	41	Bank Clerk	078.602.017-20	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ronaldo Yassuyuki	33	Bank Clerk	267.678.438-22	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Sérgio Gonçalves	53	Economist	007.641.538-46	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Ulisses Gomes Guimarães	40	Bank	013.149.967-03	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes
Wilson Luiz Matar	51	Bank Clerk	042.307.498-99	Director without a specific designation	04/28/2010	07/19/2010	1st RCA after AUG2011	No	Yes

(*) Reelected members of the Executive Committee.

12.8.       For each manager and member of the fiscal council, provide:

a. résumé, containing the following information:

i. main professional experiences over the last five years, indicating:

[Free English Translation]

name of the company

position and functions inherent to the position

main activity within the company during which said experiences took place, highlighting the companies or organizations that comprise (i) the issuer’s economic group, or (ii) partners with direct or indirect interest equal to or exceeding 5% of the same class or type of securities of the issuer

ii.             specify all management positions currently occupied or previously occupied in publicly-held companies

a.            résumé:

a.1.         Board of Directors:

Marcial Angel Portela Alvarez. Mr. Portela is Spanish and was born on March 23, 1945. He holds a bachelor’s degree in Political Sciences from the University of Madrid, in Spain, and a master’s degree in Sociology from the University of Louvain, Belgium. Mr. Portela is currently the vice-president of Santander Espanha and is responsible for all Latin American operations. He is a member of the Board of Directors of Banco Santander México S.A. and vice-president of Banco Santander Chile S.A. He started at Santander Espanha as the executive vice-president responsible for the technology, operations, human resources and efficiency programs. In 1998, he worked for Comunitel S.A., in Spain; from 1996 to 1997 he served as president of Telefonica International; and from 1992 to 1996 he served as a member of the Board of Directors of Telefonica S.A., Spain. From 1991 to 1996 he served as manager for Corporación Bancaria España S.A. – Argentina, and president of the Board of Directors for Banco Español de Crédito S.A. Banesto. From 1990 to 1991 he worked for Banco Exterior de España, S.A., in Spain.

Fábio Colletti Barbosa. Mr. Barbosa is Brazilian and was born on October 3, 1954. He holds a Bachelor’s degree in Economics Science from the Faculdade de Economia of Fundação Getúlio Vargas, in São Paulo, and an MBA from the Institute for Management and Development, in Lausanne. As the Vice-Chairman of the Board of Directors, he is responsible for Santander’s strategy in Brazil. He has been engaged in the financial market for 23 years. He was CEO of Banco ABN AMRO Real S.A. from 1996 to 2009, which he joined in 1995, as head of the area of corporate banking and finances and, during the period from 1996 to 1998, was in charge of ABN AMRO’s strategy in Brazil. Currently, he is also CEO of Santander Brasil, and Executive Officer of Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários. He is also a member of the Board of Directors of Santander Leasing S.A. – Arrendamento Mercantil, of Universia Brasil, S.A., and of Petróleo Brasileiro S.A. - Petrobras. He is also president of FEBRABAN and a member of the Social and Economic Development Council for the President of Brazil.

[Free English Translation]

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in Business Economics Science from Universidad de Santiago de Compostela in Spain and an MBA from the University of Chicago. He started in Santander Espanha, in 2002, as head of finance management and in November 2004 was appointed Chief Financial Officer. He served as Financial Officer of BBVA (Banco Bilbao Vizcaya Argentaria, S.A.) in Spain from 1999 to 2002, and as financial officer of Corporación Bancaria de España, S.A. (Argentina) from 1995 to 1999. He was the Chief Financial Officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995, and vice-president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. In September 2009, he was elected a member of the Board of Directors of Santander Brasil. He was a member of the Board of Directors of Banco de Crédito Local S.A. from 2000 to 2002, and is a member of the Board of Directors of Santander Consumer Finance S.A, the chairman of the Board of Directors of Titulización, SGFT, S.A., a member of the Board of Directors of Bolsa de Mercados Españoles, S.A. (BME), and member of the Board of Directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejón is Spanish, and was born on July 11, 1951. He holds a bachelor’s degree in Economics from the Universidad Complutense de Madrid in Spain. He joined Santander Espanha in 1989 as head of general audit, and since 2004 he has been responsible for the general audit division and administrative control. Still within Grupo Santander Espanha, he serves as the chairman of the Board of Directors of Santander de Albacete S.A., the chairman of the Board of Directors of Cantabro Catalana de Inversiones S.A., a member of the Board of Directors of Santander Investments S.A., vice-chairman of the Board of Directors of Santander Investments I S.A., director of Santander Holding Internacional S.A., officer of Santusa, vice-chairman of the Board of Directors of Santander Gestión S.L., chairman of the Board of Directors of Administración de Bancos Latinoamericanos Santander S.L. and chairman of the Board of Directors of Grupo Empresarial Santander, S.L.

José de Menezes Berenguer Neto. Mr. Menezes is Brazilian and was born on September 10, 1966. He graduated in 1989 with a Law degree from the Faculdade de Direito of Pontifícia Universidade Católica in São Paulo. As member of the Board of Directors and Executive Senior Vice-President, he is responsible for the wholesale segment, including Global Wholesale Banking and Treasury. Mr. Berenguer has been engaged in the treasury and investment banking area for 24 years. He served as a member of the board of the Emerging Markets Traders Association in 1997 and 1998. He was also a member of the Stock Exchange of Rio de Janeiro from 2000 to 2002. In 2002 he became a board member of BM&FBOVESPA. He is currently an executive officer of FEBRABAN. He is André Fernandes Berenguer’s brother, one of the officers of the Bank. He is also an Officer of Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários, Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A. and Santander CHP S.A. and Chief Executive Officer of Banco Bandepe S.A.

[Free English Translation]

José de Paiva Ferreira. Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in Business Administration from Fundação Getúlio Vargas, a postgraduate degree in administration from Fundação Getúlio Vargas and an MBA from Wharton School of Business. As member of the Board of Directors and an Executive Senior Vice-President, he is responsible for the Retail area, which includes all distribution channels, PF and PJ segments, retail Products and Marketing of Santander Brasil. Mr. Ferreira has been engaged in the financial market for 35 years. He started at Banco Bradesco in 1973. He joined Banco Geral do Comércio S.A. in 1985 as Senior Assistant of Services and served as Executive Officer and Executive Vice-President of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional and Banespa. He is an executive officer of Santander Administradora de Consórcios Ltda., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A.; Superintendent Officer of Santander Brasil Seguros S.A., Santander Capitalização S.A.; and Chief Executive Officer of Santander Seguros S.A.. He is a member of the Board of Directors of Universia Brasil, S.A.

José Roberto Mendonça de Barros. Mr. Mendonça is Brazilian, and was born on February 7, 1944. He holds a bachelor’s degree, postgraduate and doctorate degrees in Economics from the Universidade de São Paulo, and a postgraduate degree in Economics from Yale University. He is currently a member of the Board of Directors of BM&FBOVESPA and Tecnisa and a member of the Advisory Board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners. He served as a member of the Board of Directors of GP Investments, of Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Economia da FIESP, Companhia Energética de São Paulo, Eletricidade de São Paulo, Companhia Paulista de Força e Luz, Companhia de Gás de São Paulo and of the strategic committee of Companhia Vale do Rio Doce.

Viviane Senna Lalli. Ms. Senna is Brazilian, and was born on June 14, 1957. She holds a bachelor’s degree in Psychology from Pontifícia Universidade Católica in São Paulo. From 1981 to 1996, she worked as a psychotherapist for adults and children. She is a member of President Luiz Inácio Lula da Silva’s Economic and Social Development Board (CDES), of the Advisory Board of Febraban, of Citibank Brasil, of the Board of Education of CNI and FIESP, of Institutional Board of Coca-Cola, Energias do Brasil, ADVB and Todos pela Educação and of the orientation and social investment committees of Banco Itaú Unibanco.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian, and was born on October 13, 1943. He holds a degree in Business Administration from the Faculdade de Economia São Luís and is graduated in Accounting Sciences from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960, as auditor at Citibank. From 1960 to 2001 he worked with Arthur Andersen, becoming a partner in 1974, and Chief Executive Officer of the Brazilian operations from 1985 to 2000. He was a member of the board of directors and audit committee of Lojas Marisa S.A., Tarpon Investments, and TIM Participações S.A. He was also Chief Executive Officer of the family holding company Souto Vidigal S.A. from 2004 to 2006. He is currently a member of the Board of Directors of LLX Logística, of the Fiscal Council and Audit Committee of AMBEV and of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders of IBGC (Instituto Brasileiro de Governança Corporativa – Brazilian Institute of Corporate Governance), where he served as a member of the board.

[Free English Translation]

a.2.         Executive Committee:

As provided in the table of item 12.6 above, the members of the Executive Committee who have been recently elected may only take office after the approval of the Central Bank (as opposed to those who already were members of the Executive Committee and have been reelected.

Angel Oscar Agallano. Mr. Agallano is Argentine, and was born on March 18, 1957. He holds a degree in Senior Administration from Escuela de Dirección e Negócios (IAE), from Universidad Austral de Argentina. As Executive Vice-President, he has been responsible for the area of operations and technology of Santander Brasil. Mr. Agallano has been engaged in the financial market for 35 years. He started at Grupo Santander Espanha in Buenos Aires, Argentina, in 1986. From 1997 to 2000 he was a member of the Board of Directors of Santander in Argentina, and from 2002 to 2003 he served as a member of the Board of Directors of Santander in Venezuela. Currently, he also serves as Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A. and Agropecuária Tapirapé S.A.

Carlos Alberto López Galán. Mr. Galán is Spanish, and was born on November 6, 1962. He holds a bachelor’s degree in Economics Science from the Universidad Autónoma de Madrid, in Spain, and a Master’s degree in Financial Markets from Universidad Pontifícia Comillas, in Spain. As an Executive Vice-President, he has been responsible for the financial area. He is also the Investor Relations Officer and Chief Financial Officer. Mr. Galán has been engaged in the financial market for 22 years. He started at Grupo Santander Espanha as an analyst in November 1986, and in 1995 he became controller of Santander Financial Products. From July 1997 to January 1999, he served as vice-president of Santander Investment, in Mexico. From July 1999 to August 2006, he also served as chief financial and operational officer and as a member of the Board of Directors of the following entities: Santander Brasil, Afore, Gestora, Aseguradora, Casa de Bolsa and Universia. Mr. Galán served as a member of the Board of Directors of Grupo Financeiro Santander Serfin and for the following companies: Altec (currently Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.A. and Asseguradora S.A. He also serves as Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., Vice-President Officer of Banco Bandepe S.A., Executive Officer of Santander Administradora de Consórcios Ltda., Officer of Santander Leasing S.A. – Arrendamento Mercantil, Superintendent Officer of Agropecuária Tapirapé S.A., Administrative Officer of Norchem Participações e Consultoria S.A. Mr. Galán is also a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

[Free English Translation]

Fernando Byington Egydio Martins. Mr. Martins is Brazilian, and was born on January 7, 1957. He holds a degree in Business Administration from Fundação Armando Álvares Penteado. As Executive Vice-President, he is responsible for trademark strategy and corporate communication. He has been engaged in the financial market for 30 years. Mr. Martins was the Chief of the Business and Foreign Relations Department of Banco Itaú S.A. from 1985 to 1986. From 1986 to 1987, he managed his own clothing company, Mahay Ltd., and from 1987 to 1992 he was an officer of Metroplan. He was an officer of Banco ABN AMRO Real S.A. from 1992 to 2009. He also serves as Executive Officer of Santander Administradora de Consórcios Ltda., Banco Bandepe S.A., Aymoré Crédito, Financiamento e Investimento S.A., Manager at Santander Brasil Administradora de Consórcio Ltda. and an Officer of Santander Leasing S.A. – Arrendamento Mercantil.

Gustavo José Costa Roxo da Fonseca. Mr. da Fonseca is Brazilian, and was born on February 4, 1967. He holds a master’s degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo and an MBA from the MIT Sloan School of Management, in Cambridge, Massachusetts. As Executive Vice-President, he is responsible for the operations and IT area. Mr. Fonseca has been engaged in the Information Technology area for 18 years. He was a software engineer at the Brazilian Navy at the advanced research center from 1991 through 1993, Manager Project of Sectrum Consultoria, from 1993 through 1997, and has been working in the IT area of Banco ABN AMRO Real S.A. ever since. He also serves as an Executive Officer of  Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A.; Executive Officer of Santander Administradora de Consórcios Ltda.; Manager of Santander Brasil Administradora de Consórcio Ltda.; Officer of Santander Leasing S.A. – Arrendamento Mercantil and Webmotors S.A. ; Executive Officer of Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A. Mr. Fonseca is also a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil and TecBan.

Ignacio Domínguez-Adame Bozzano. Mr. Bozzano is Spanish, and was born on August 20, 1968. He is graduated in Economics and Business Sciences with Specialization in Finances from Universidad Complutense de Madrid. He holds an MBA from Houston University. He joined Grupo Santander Espanha in 1994, initially developing activities in the area of Global Banking & Markets and with the teams of M&A, Project Finance and Leverage Finance. From August 2006 to February 2007 he served as a Managing Officer at Banco Santander Central Hispano. SCH Investment. (Spain), where he had general responsibility for the area of structured transactions. From February 2007 to April 2009, he served as a Managing Officer at Santander Espanha. Currently, Mr. Bozzano has general responsibility for the area of Credit Markets, being responsible for all products related to the debt and capital market (project financing, LBO’s, acquisition financing, securities issues, etc.). From 1991 to 1992, he worked in the Department of investment analysis of Dragados y Construcciones S.A (Spain).

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João Roberto Gonçalves Teixeira. Mr. Teixeira is Brazilian, and was born on May 30, 1965. He holds an MBA from the London Business School and a Master’s degree in Economics from Pontifícia Universidade Católica in Rio de Janeiro. As an Executive Vice-President, he is responsible for the corporate and business banking area. Mr. Teixeira has been engaged in the financial market for 15 years. He served as a special advisor to the Ministry of Finance in 1993 and was head of foreign affairs for the Secretary of Political Economics. He served as a managing officer of Dresdner Kleinwort Wasserstein, from 1994 through 2002, and has been in Grupo Santander Brasil ever since. He is also a member of the Board of Directors of Santander Leasing S.A. – Arrendamento Mercantil.

Lilian Maria Ferezim Guimarães. Ms. Guimarães is Brazilian, and was born on August 26, 1960. She holds a degree in Business Administration from Fundação Getúlio Vargas, with specialization in human resources, also from Fundação Getúlio Vargas, and a specialization in business administration from Fundação Dom Cabral. As an Executive Officer, she is responsible for the development and implementation of human resources policies. Ms. Guimarães has been engaged in the human resources area for 26 years. She was an analyst of employee compensation for Unibanco - União de Bancos Brasileiros S.A. from 1984 through 1986; a compensation manager for Citibank S.A. from 1986 through 1991; financial advisor for Hay do Brasil Consultores Ltda. from 1991 through 1993; a manager of human resources development for Banco Nacional S.A. from 1993 through to 1995; a human resources officer for Banco Inter-Atlântico from 1996 through 1997; a human resources officer for Origin Brasil from 1997 through 2000; and a human resources officer for Banco ABN AMRO Real S.A. from 2000 through 2006.

Oscar Rodriguez Herrero. Mr. Rodriguez is Spanish, and was born on October 4, 1971. He holds a bachelor’s degree in Business Administration from Colégio Universitário de Estúdios Financieros in Madri, Spain, and an MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois. As an Executive Vice-President, he is responsible for the risk management area. Mr. Rodriguez has been engaged in the financial market for 15 years. He served as an analyst of credit risk for Santander Investment in Spain, from 1994 to 1998. He was an advisor at McKinsey & Co. in the United States and Spain, from 2000 to 2004. Mr. Rodriguez also served as a credit risk officer of the wholesale banking and corporate segments of Santander Espanha from 2004 to 2006. He also serves as an executive officer for Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A. He is also a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Pedro Paulo Longuini. Mr. Longuini is Brazilian, and was born on June 7, 1957. He holds a degree in Mechanical Engineering from Instituto Tecnológico de Aeronáutica. As an Executive Vice-President, he is responsible for the corporate affairs area, including the legal and compliance department. Mr. Longuini has been engaged in the financial market for 24 years. He was a vice-president of Citibank S.A. from 1985 through 1996. He joined Banco ABN AMRO Real S.A. in 1996 as controller and, in 1999, he became the executive officer of operations and financial control. Mr. Longuini was Vice-President of Banco ABN AMRO Real S.A. from 2003 to 2009. He is also an Executive Officer for Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., Agropecuária Tapirapé S.A., Norchem Participações e Consultoria S.A; Officer of Companhia Santander de Valores – Distribuidora de Títulos e Valores Mobiliários, Chief Executive Officer of Santander Leasing S.A. - Arrendamento Mercantil and Santander Advisory Services S.A., Manager of Santander Brasil Administradora de Consórcio Ltda. He is a also member of the Board of Directors of Santander Leasing S.A. – Arrendamento Mercantil, Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

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Arnaldo Penteado Laudisio. Mr. Laudisio is Brazilian, and was born on August 17, 1963. He holds a Law degree from Universidade de São Paulo, having graduated in 1985, a. Master’s degree from Universidade de São Paulo in 1996. He is a postgraduate from the Université de Paris II in 1991. Mr. Laudisio has been engaged in the legal area for 24 years. He was the Attorney of the City of São Paulo from 1988 to 1992, Judge of the Federal Court of Appeals of the 3rd Region between 1992 and 2000, and a partner of Lefosse Advogados (Linklaters Brasil) from 2000 through 2006. He joined Santander in 2006, as Legal Executive Superintendent. As an Executive Officer, he has been serving as chief legal officer of the Litigation department since November of 2008.  Currently, he is also an Executive Officer of Santander Administradora de Consórcios Ltda.

José Roberto Machado Filho. Mr. Machado is Brazilian, and was born on August 25, 1968. He holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial (FEI) in São Paulo and has a Master’s degree in Business Administration, Economics and Finance from the Universidade de São Paulo. As an Executive Officer, he is responsible for real estate financing. Mr. Machado has been engaged in the financial market for 17 years. He was an Engineer for Keumkang Limited, from 1990 through 1991. At Banco CCF Brasil S.A., he served as a foreign exchange manager from 1992 through 1995, and as manager of the trading desk of emerging markets from 1992 to 1996. He was also an executive officer of Banco Rabobank Internacional Brasil S.A., from 1998 to 2003; and Executive Officer of Banco Real from 2003 to 2009. Mr. Machado also serves as an Executive Officer of Banco Bandepe, Officer of Webmotors S.A. and Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. He is also a member of the Board of Directors of Companhia Brasileira de Securitização - Cibrasec.

Luciane Ribeiro. Ms. Ribeiro is Brazilian, and was born on June 7, 1963. She holds a degree in Economics from Fundação Armando Álvares Penteado. As an Executive Officer, she is currently responsible for the third parties asset management operations of Santander Brasil. She has been engaged in the financial market for 24 years. She started at BankBoston in 1983; she worked for Banco Safra S.A. in 1985 and was responsible for the net worth management of Banco Safra’s shareholders from 1996 to 1999. In 2002, she became an executive officer of Safra Asset Management. He joined Banco Real in 2006 as a bonds and securities portfolio manager. In 2006, she became Chief Executive Officer of Santander Brasil Asset, where she is also a member of the Board of Directors. Ms. Ribeiro is also chairwoman of the Board of Directors of Ethical Fund. She is also a coordinator of the database subcommission and of the investments funds commission of NBID and a member of the monetary policy committee of ANDIMA and of the communication committee of IBGC.

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Luis Félix Cardamone Neto. Mr. Cardamone is Brazilian, and was born on March 16, 1964. He holds a degree in business administration from Fundação Lusíadas - Faculdade de Administração de Empresas de Santos. As an Executive Officer, he is responsible for the management of consumers’ financing area. Mr. Cardamone has been engaged in the financial market for 27 years. He was a sales assistant of Banco Antônio de Queiroz from 1982 to 1985; manager of Banco Comind in 1985; head of administration services and manager of Banco Itaú S.A., from 1985 to 1987; and worked in Banco Real from 1988 to 2009. Mr. Cardamone also serves as Chief Executive Officer of Aymoré Financiamentos; Officer of Institutional Relations and as a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil; Executive Officer of Santander Administradora de Consórcios Ltda.; Manager of Santander Brasil Administradora de Consórcio Ltda.; Chief Executive Officer of Webmotors S.A.; Executive Officer of Banco Bandepe.

Marco Antônio Martins de Araújo Filho. Mr. Araújo is Brazilian, and was born on June 19, 1965. He holds a Law degree from the Universidade de Brasília and a Master’s degree (LLM - Master of Laws) in International Businesses and Trade Law from the Fordham University in New York, State of New York. He was licensed to practice law in Brazil in 1988 and is licensed to practice law in the State of New York, United States (Appellate Division, 2nd Department - 1993). Mr. Araújo has been engaged in the legal area for more than 20 years. As an Executive Officer, he is responsible for Santander Brasil’s Business Legal Department, which comprises the Retail, Wholesale, Asset Management, Private Banking, Insurance and company’s affairs legal services areas. He was a partner of Araújo & Castro Advogados in 1988; Parliamentary Advisor from 1989 to 1991 and Senior Lawyer for Banco Itaú BBA S.A. from 1994 to 2003. He joined Grupo ABN AMRO in 2003, and was Latin America General Counsel for ABN AMRO’s activities (covering eight countries in Latin America, including Brazil) and executive officer of Banco Real In 2007, by nomination of ANBID, the Minister of Finance appointed Mr. Araujo a member to the Council of the Brazilian Financial System Administrative Court of Appeals, where he currently holds the Vice-President chair.

Marcos Matioli de Souza Vieira. Mr. Vieira is Brazilian, and was born on January 4, 1961. He holds a degree in business administration from Fundação Getúlio Vargas. As an Executive Officer, he is responsible for corporate development and private equity. Mr. Vieira has been engaged in the financial market for 26 years. He was an analyst for Banco Chase Manhattan from 1983 to 1986 and a finance manager of L.E. Ind. e Com. Ltda. from 1986 to 1987. He started as credit manager for Banco Real in 1988 and was an executive officer of Banco Real from 1998 to 2009. He also is an Officer of Companhia Real de Valores Distribuidora de Títulos e Valores Mobiliários; Manager of Santander Brasil Administradora de Consórcio Ltda. Mr. Vieira is also a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil, Real Microcrédito Assessoria Financeira S.A., Celta Holdings S.A., Visa Vale, Fidelity Processamento e Serviços S.A. and TecBan.

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Maria Luiza de Oliveira Pinto e Paiva.  Ms. Paiva is Brazilian, and was born on July 14, 1963. She holds a degree in psychology from Pontifícia Universidade Católica in São Paulo, with specialization in human resources from the University of Michigan. As an Executive Officer, she is responsible for creating the sustainable development area at Santander Brasil and implementation of the sustainability concept throughout the organization. Ms. Paiva has been engaged in sustainability for more than eight years. She was a manager of human resources for Banco Nacional S.A. from 1981 to 1994 and for Banco Real in the regional office for Latin America and Caribbean, and head of the Global Human Resources Department in the commercial and consumer segments in ABN AMRO Bank NV. She also is a member of the Board of Directors of Real Microcrédito Assessoria Financeira S.A.

Pedro Carlos Aráujo Coutinho. Mr. Coutinho is Brazilian, and was born on April 2, 1966. He holds a degree in business administration from Instituto Superior de Ciências, Letras e Artes de Três Corações - INCOR - MG, a postgraduate degree in financial administration from Fundação Dom Cabral, and a marketing-oriented MBA from Instituto de Ensino e Pesquisa - INSPER. As an Executive Officer, he is responsible for the points of sale of Santander Brasil. Mr. Coutinho has been engaged in the financial for market 25 years. He was responsible for the small and medium companies segment at Banco Nacional S.A. from 1983 to 1995; was a retail manager at Unibanco S.A. from 1995 to 1997 and has been an Executive Officer of Santander Brasil since 1997.

Wagner Augusto Ferrari. Mr. Ferrari is Brazilian, and was born on August 7, 1958. He holds a degree in business administration from Instituto Amador Aguiar - Osasco and an MBA degree from Instituto de Ensino e Pesquisa - INSPER. As an Executive Officer, he is responsible for the retail area. Mr. Ferrari has been engaged in the financial market for 25 years. He was the purchase manager for Construtora Gavião Monteiro from 1981 to 1982 and an Executive Officer of Banco Real from 1983 to 2009. He also is an Executive Officer of Real Microcrédito Assessoria Financeira S.A.

Alexandre Schwartsman. Mr. Schwartsman is Brazilian, and was born on February 7, 1963. He holds a degree in business administration from Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo, a master’s degree in economics from the Universidade de São Paulo, and a PhD in economics from the University of California. As an Officer, he is the head of economics research. Mr. Schwartsman has been engaged in the area of economics research for more than 20 years. He was a professor of economics at Pontifícia Universidade Católica in São Paulo from 1987 to 1991; a professor of economics at Universidade de São Paulo from 1990 to 1991; teaching assistant at the University of California; a professor of economics at Instituto de Ensino e Pesquisa – INSPER; an economist for Unibanco - União de Bancos Brasileiros S.A. from 1985 to 1986; an economist for Companhia Brasileira de Distribuição from 1986 to 1991; chief economist for Crédit Agricole Indosuez Emerging Markets from 1995 to 1998; chief economist and research officer for Indosuez W.I. Carr Securities from 1991 to 2001; chief economist and chief of research for BBA Corretora; chief economist and officer of Unibanco - União de Bancos Brasileiros S.A. in 2003; member of the Deputy Governor for International Affairs of Banco Central from 2003 to 2006; chief economist in Latin America for Banco Real from 2006 to 2008, and chief economist in Brazil from 2008 to 2009.

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Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian, and was born on March 31, 1963. He holds a degree in Accounting Sciences from the Universidade Santa Úrsula. As an Officer, he supervises the accounting management. Mr. Gouveia has been engaged in the area of accounting for financial institutions for 23 years. He was an audit manager for KPMG until 1991; accounting manager of Unibanco - União de Bancos Brasileiros S.A. from 1991 to 1999; supervision manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001, and has been an accounting controlling manager of Grupo Santander Brasil since 2001. Mr. Gouveia also serves as an Executive Officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros, Santander Capitalização S.A., Aymoré Financiamentos, Banco Bandepe, Manager of Santander Brasil Administradora de Consórcio Ltda. He is also a member of the  Fiscal Council of Companhia Energética de São Paulo.

André Fernandes Berenguer. Mr. Berenguer is Brazilian, and was born on January 13, 1968. He holds a degree in Business Administration from Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas. As an Officer, he is responsible for major corporate clients, in the areas of construction and infrastructure, real estate, logistics and agribusiness. Mr. Berenguer has been engaged in the financial market for more than 20 years. He was the treasurer of Companhia Brasileira de Projetos e Obras CBPO - Grupo Odebrecht, from 1988 to 1992; financial manager of Tenenge S.A. - Grupo Odebrecht, from 1993 to 1996; relationship manager of Banco BBA Creditanstalt S.A., from 1996 to 2000; senior manager of BBA Securities Corp., NY, from 2000 to 2001; an officer of ING Wholesale Bank and has been at Banco Real since 2007. He is José de Menezes Berenguer Neto’s brother, Director and Senior Executive Vice-President.

Antonio Fernando Laurelli Ribeiro. Mr. Ribeiro is Brazilian, and was born on April 17, 1958. He holds a degree in Business Administration from Fundação Getúlio Vargas and a Master’s degree in Finance from Fundação Getúlio Vargas. As an Officer, he is responsible for the compliance area in Latin America. Mr. Ribeiro has been engaged in the financial market for 29 years. He was the planning manager of Credicard S.A. Adm. de Cartões de Crédito from 1980 to 1982; credit analyst of Bank of America NT & S.A from 1982 to 1985; manager of the public sector companies area at Citibank N.A. from 1985 to 1986; manager of ABN AMRO Bank N.V., from 1991 to 1998, and joined Banco Real in 1998 as financial institutions manager. He also serves as an Executive Officer of Aymoré Financiamentos, Banco Bandepe, Santander Administradora de Consórcios Ltda. and Manager of Santander Brasil Administradora de Consórcio Ltda.

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Antonio Pardo de Santayana Montes. Mr. Montes is Spanish, and was born on November 5, 1971. He holds a degree in Economics and a Law degree from Universidade Pontifícia Comillas in Icade. As an Officer, he is responsible for the development of policies, systems, methods and risk control of Santander Brasil. Mr. Montes has been engaged in the accounting area for 14 years. He was an advisor of PricewaterhouseCoopers from 1995 to 1998; risk senior analyst for Santander Central Hispano/Santander Investment, from 1998 to 2000; senior manager of Monitor Company from 2000 to 2005, and has been with Grupo Santander Brasil since 2008.

Carlos Leibowicz. Mr. Leibowicz is Argentine, and was born on December 31, 1970. He holds a degree in Economics from Universidad Nacional de Cuyo (Mendoza, Argentina). As an Officer, he is responsible for the wholesale clients. Mr. Leibowicz has been engaged in the financial market for 15 years. He started his career at ABN AMRO Bank N.V., Argentina, in 1994, where he was a corporate area manager, from 1996 to 1998, and responsible for the area of risk management from 1998 to 2002. In 2002, he joined Banco Real as senior manager, where he held several positions, including head of Latin America risk management, where he stayed until 2005, when he went back to ABN AMRO Bank N.V. as head of country risk management. Mr. Leibowicz was a Vice-President at Banco Antonveneta S.p.A. from 2006 to 2008; a risk supervision manager of Banco Real in 2008, and has been with Santander Brasil since October 2008 as head of corporate banking.

Cassius Schymura. Mr. Schymura is Brazilian, and was born on February 19, 1965. He holds a degree in Electrical Engineering from the Pontifícia Universidade Católica in Rio de Janeiro and an MBA from Fundação Dom Cabral. As an Officer, he is responsible for the credit cards and payment areas. Mr. Schymura has been engaged in the financial area for 20 years. He was the investment products manager of Banco Nacional S.A. from 1989 to 1991; products and marketing manager of Cardway Processamento from 1991 to 1994; products manager of Cartão Nacional from 1994 to 1996; marketing and products supervision manager of Unicard Banco Múltiplo S.A. from 1996 to 1999; senior associate of Booz Allen & Hamilton in 1999; a member of the Board and chief executive officer of Idéiasnet S.A. from 2000 to 2001, and general manager of SOFTCORP from 2001 to 2004. He has been with Grupo Santander Brasil since 2004. He also is a member of the Board of Directors of Visa Vale, and Chairman of the Board of Directors of Santander Getnet Serviços para Meios de Pagamento S.A.

Cláudio Almeida Prado. He is Brazilian, and was born on February 28, 1964. He holds a bachelor’s degree in electronic engineering from Escola Politécnica of Universidade de São Paulo and a Master’s degree in computer engineering from the same institution. He has been working in the technology area for 21 years. As an Officer, he is responsible for the Information Technology area at Grupo Santander Brasil. From 1999 to 2000, he worked at Banco Real as Electronic-commerce Superintendent. From 2002 to 2004 he worked at Plataforma Eletrônica S.A., having served as Chief Executive Officer and Technology Officer. Since 2005 he has been with Grupo Santander Brasil, having served, from 2005 to 2007, as Executive Superintendent of Support to Innovation area and Correspondent Banking, being responsible for implementing and supporting the innovation process and developing the network of correspondents, and as an Executive Superintendent of the IT Solutions and Technological Innovations area, being responsible for all software applications at Banco Real. In 2008, he became Senior Executive Superintendent, being responsible for the Information Technology area.

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Ede Ilson Viani.  Mr. Viani is Brazilian, and was born on September 5, 1967. He holds a degree in accounting sciences from Faculdades Tibiriçá and an MBA from Instituto de Ensino e Pesquisa - INSPER. As an Officer, he is responsible for the small and medium enterprises area. Mr. Viani has been engaged in the financial market for 26 years. He was an auditor for Banco Itaú S.A. from 1986 to 1990. He started as senior auditor of BankBoston S.A., where he was a managing officer from 2005 to 2007 and has been with Grupo Santander Brasil as business managing officer since 2007.

Eduardo Müller Borges. Mr. Borges is Brazilian, and was born on September 12, 1967. He holds a degree in Business Administration from the Pontifícia Universidade Católica. As an Officer, he is responsible for the corporate and investment banking areas. Mr. Borges has been engaged in the local and international financial market for 16 years. He was an international trade manager and an international capital markets senior manager of the First National Bank of Boston, São Paulo, from 1993 to 1996; vice-president of emerging markets syndicated loans of BankBoston Robertson Stephens Inc. in Boston, Massachusetts, from 1996 to 1999; officer of BankBoston Banco Múltiplo S.A. from 1999 to 2000; vice-president of stock market of the Banco JP Morgan S.A. from 2000 to 2002; capital markets vice-president of Banco Real from 2002 to 2004; officer of ING Bank N.V. São Paulo from 2004 to 2005, and has been working at Santander Brasil since 2005.

Flávio Tavares Valadão. Mr. Valadão is Brazilian, and was born on July 1, 1963. He holds a degree in electrical engineering from Escola de Engenharia Mauá, an accounting and finance sciences degree from Instituto Brasileiro de Mercado de Capitais and a master’s degree in electrical engineering from University of Lille, France. As an Officer, he is responsible for the mergers and acquisitions area. Mr. Valadão has been engaged in the banking sector for 20 years. He was a corporative finance officer of Banco Paribas from 1990 to 1998 and in 1998 he joined Banco Real.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian, and was born on August 7, 1973. He holds a degree in industrial engineering from the Universidade de São Paulo and a an MBA from the Massachussets Institute of Technology in Cambridge, Massachusetts. As an Officer, he is responsible for the insurance operations. He is also an Executive Officer of Santander Brasil Seguros S.A., Santander Seguros and Santander Capitalização S.A. Before joining Grupo Santander Brasil, he was a senior manager at McKinsey & Company, conducting financial and retail projects.

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Gustavo Summers Albuquerque. Mr. Albuquerque is Brazilian, and was born on April 20, 1968. He graduated in Computer Engineering at Instituto Militar de Engenharia, and holds Master’s and Doctor’s degrees in economics from PUC-Rio. He has been working in the treasury of the Bank since 2002, and he joined Banco Bozzano Simonsen in 1998. He has been engaged in the financial market since 1994, having worked at Banco BBM and MCM Consultoria. In 2009, he served as officer at ANDIMA. Currently, he is a member of the operating and ethics committee of ANBIMA and of the Board of Directors of CETIP.

Jamil Habibe Hannouche. Mr. Hannouche is Brazilian, and was born on June 23, 1960. He holds a degree in mechanical engineering from the Universidade Mogí das Cruzes - UMC, a specialization degree in finance and an MBA from Instituto de Ensino e Pesquisa - INSPER. As an Officer, he is responsible for the universities area in the retail segment. Mr. Hannouche has been engaged in the financial market for 25 years. He was a sales officer for Nacional Banco S.A. from 1983 to 1995; retail officer of Unibanco - União de Bancos Brasileiros S.A. from 1997 to 2000, and has been in the universities sector of Santander Brasil since 2007.

João Guilherme de Andrade So Consiglio. Mr. Consiglio is Brazilian and Italian, and was born on December 7, 1968. He holds a degree in economics from the Universidade de São Paulo, an (incomplete) master’s course in economics from Fundação Getúlio Vargas and a Post Laurea from the Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As an Officer, he is currently responsible for the Businesses segment. Mr. Consiglio has been engaged in the financial market for 15 years. He was an economist at Bunge (Serfina S.A. Adm a Participações) from 1990 to 1994; manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995, and has been with Grupo Santander Brasil since 1995, where he started as a corporate area manager, he worked in the area of corporate development and private equity until 2005, when he became responsible for the area of products. He was a member of the Board of Directors of Visa Vale until 2008. Currently, he is a member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP; a member of the conselho superior of FUNCEX, and Chief Executive Officer of REB Empreendimentos e Administradora de Bens S.A.

Juan Colas de Casso. Mr. de Casso is Spanish, and was born on August 19, 1961. He holds a degree in civil engineering from Escola Politécnica Madrid, Spain, and an MBA from the University of San Diego, United States. From November 1987 to November 1997, he worked at Citibank N.A., Madrid, Spain, where he served as a FX broker, dealer and the derivatives area chief. From November 1997 to December 1999, he worked at Citibank N.A., in Buenos Aires, Argentina, as the derivatives area chief, being in charge of the structuring and sale of derivative products to corporate clients and Argentine institutions. From January 2000 to June 2003, he worked at Citibank N.A., New York, as Rates sales head for Latin America, being responsible for the distribution of Rates products to Latin-American corporate and institutional clients. From June 2003 to December 2009, he worked at Santander Espanha, in Madrid, Spain as global head of Rates sales, being responsible for the distribution of Rates products to corporate and institutional customers in Europe and Latin America. From January 2010 to the present date, he has been working at Santander Brasil as Senior Executive Superintendent, being responsible for the sales of Rates products to corporate, institutional and Retail clients.

[Free English Translation]

Luis Alberto Citon. Mr. Citon is Argentine, and was born on May 17, 1963. He is graduated in Administration from the Universidade of Buenos Aires, Argentina, and has a Master’s degree in Finance from the Universidade do Centro de Estudos Macroeconômicos Argentinos. As a Senior Executive Superintendent of the area of Market Risks Control, Methodology and Systematics, he is responsible for market risks and structural risks controls (Interests, liquidity, sovereign, cross border), coordinating the support to Systematics and Methodology functions (market and credit). He has been engaged in the financial market for 26 years, sharing experiences in the Argentine and Brazilian markets. He joined Banco Rio (Argentina) in 1984, served as operator of the Money Desk and area of Financial Planning. He created the area of Market Risks; in 1997, he participated in the integration into Santander Brasil.  In 2002, he was transferred to Brazil to take charge of the Market Risks area. Subsequently he incorporated the areas of Methodology (market and credit), Risks Systematics and Economic Results. In 2008, he participated in the integration of the functions and systems into Banco Real.

Luiz Carlos da Silva Cantidio Jr. Mr. Cantidio Jr. is Brazilian, and was born on July 11, 1958. He holds a degree in Business Administration from CCNY - City College of New York - Baruch College.  He joined Grupo Santander Brasil in 1997 as an Officer of the International area. In mid-1999, he became Vice-President, being responsible for the commercial area of Wholesale Banking and, in recent years, for the Corporate & Investment Banking.  Since January 2009, he has been responsible for the Equity Investments area. At Grupo Santander Brasil he held statutory positions in the following companies: Banco Santander Brasil S.A., Banco Santander S.A., Banco Santander Noroeste S.A., Banespa, Bozano, Simonsen S.A. Distribuidora de Títulos e Valores Mobiliários, Isban, Agropecuária Tapirapé S.A., Norchem Leasing S.A. - Arrendamento Mercantil, Produban, Santander Administradora de Consórcios Ltda., Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda., Santander Banespa S.A. Companhia de Arrendamento Mercantil, Santander Banespa S.A. Arrendamento Mercantil, Santander Brasil Leasing, Santander S.A. Corretora de Câmbio e Valores Mobiliários , Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros, Santander Brasil Seguros S.A., Santander Capitalização S.A., Santander Investimentos em Participações S.A, Santander Seguros, and Santander Brasil, as a member of the Board of Directors from August 31, 2006 to November 26, 2009. From 1995 to 1997, he served as an Officer at Banco Chase Manhattan S.A. From 1993 to 1995, he served as an Officer at Banco Norchem S.A., being responsible for the International Area. From 1988 to 1993, he served as a Financial Officer at Confab Industrial S.A. From 1984 to 1988, he worked at Citibank, N.A., as a manager responsible for structured businesses. He also is a member of the Board of Directors at Corporación Sidenor S.A. (España), Madeira Energia S.A. - MESA, WTorre Empreendimentos Imobiliários S.A., Transmissora Aliança de Energia Elétrica S.A. - TAESA and Transmissora Alterosa de Energia S.A.

[Free English Translation]

Luiz Felipe Taunay Ferreira. Mr. Ferreira is Brazilian, and was born on March 18, 1967. He holds a degree in business administration from Fundação Getúlio Vargas, in economics from the Universidade de São Paulo and a master’s degree in economics from the Universidade de São Paulo. Mr. Ferreira is a Chartered Financial Analyst (CFA). As an Officer, he is responsible for the investor relations area. He has been engaged in the financial market for 15 years. He was a trader for Banco ING Brasil from 1994 to 1996; head of equity derivatives risk market management at ING Barings, London, from 1996 to 1998. He joined Banco Real in 1998 and has been with Grupo Santander Brasil ever since. He also serves as an Officer of Aymoré Financiamentos and Banco Bandepe.

Luiz Fontoura de Oliveira Reis Filho.  Mr. Reis Filho is Brazilian, and was born on July 10, 1968. He holds a degree in economics from the Universidade de Brasília and a master’s degree in business administration from the Northwestern University’s Kellogg School of Management. As an Officer, he is responsible for the Corporate Investment Banking area. Mr. Oliveira has been engaged in the financial market for 18 years. He has been with Banco Real since 1991. He also serves as an Officer of Companhia Petrolífera Marlim and Marlim Participações S.A.

Marcelo Malanga. Mr. Malanga is Brazilian, and was born on May 18, 1969. He holds a bachelor’s degree in Administration from the Universidade Bandeirantes de São Paulo, and a Master’s degree in Finance and Accounting from the Pontifícia Universidade Católica - PUC SP. As an Officer of Credit Recovery since 2009, he is responsible for the strategy and management of the collection of all the assets of Grupo Santander Brasil. He has been engaged in the financial market for 23 years. From 1987 to 2001, he was a Division Manager of Banco do Brasil S.A., which he joined in 1984, as a general services boy, being subsequently hired to perform management functions through a public draft process in 1987; from 1995 to 1998, he worked in the corporate platform in São Paulo; and from 1998 to 2001 he was responsible for the Governments business strategy in Brasília, acting as a manager of PROEX. In 2001, he joined Santander Brasil, being responsible for creating the commercial relationship with state and local governments until 2004, and subsequently he was responsible for preparing the strategy for retaining the public servants of the state of São Paulo. From 2006 to 2009, he served as a Superintendent responsible for the management and administration of all the branches of Santander in the State of Rio de Janeiro.

Marcelo Zerbinatti. Mr. Zerbinatti is Brazilian, and was born on February 05, 1974. He holds a degree in Business Administration from FMU - SP, is postgraduate in Negotiation from FGV - SP and holds a Master’s degree in Planning from PUC - SP. He worked at Banco Bradesco S.A. from 1988 to 1992, as Head of Service; at Bank of Boston from 1992 to 1994, as Coordinator of Foreign Exchange; at Banco Real from 1994 to 2006, as Project Superintendent, and since 2006 has served as Senior Organization Executive Superintendent in the Bank, responsible for Processes and Management of Changes.

[Free English Translation]

Márcio Aurélio de Nóbrega.  Mr. Nóbrega is Brazilian, and was born on August 23, 1967. He holds a degree in business administration and economics from Faculdade Santana. As an Officer, he is responsible for the operations and IT area.  He has been engaged in the banking industry for 25 years. He joined Banco Real in 1982 and works for Grupo Santander Brasil ever since.

Marco André Ferreira da Silva. Mr. da Silva is Brazilian, and was born on December 03, 1965. He holds a bachelor’s degree in Psychology from the Organização Santamarense de Ensino de São Paulo, an MBA from Escola de Economia e Administração USP, a Master’s degree in Administration from Pontifícia Universidade Católica in São Paulo and in Administration from Mackenzie, São Paulo. As an Officer, he is responsible for managing the areas of Education and Organizational Development of Santander Brasil. He has been engaged in the financial market for 20 years.  He served as Senior Superintendent of Human Resources at Banco Real, which he joined in 1991 as Senior Advisor of Human Resources, with professional experience in São Paulo, Chicago - United States and Amsterdam - Netherlands, in the areas of Education and Leadership Development.

Marcos Adriano Ferreira Zoni.  Mr. Zoni is Brazilian, and was born on December 10, 1964. He holds a degree in Business Administration and Public Administration from Unisul – Universidade do Sul de Santa Catarina. As an Officer, he is responsible for the shareholders area. He has been engaged in the financial market for 20 years. He was financial manager at Banco Nacional S.A. from 1990 to 1994; controller at Unibanco - União de Bancos Brasileiros S.A. from 1995 to 1997; control manager of the technology area at Banco Real from 1997 to 2008.

Maria Eugênia Andrade Lopez Santos.  Ms. Santos is Brazilian, and was born on January 23, 1966. She holds a degree in economics from the Universidade da Bahia and a master’s degree from Fundação Getúlio Vargas. As an Officer, she is responsible for the relationship with multinational clients in Brazil. She has been engaged in the corporate area for 18 years.

Mauro Siequeroli.  Mr. Siequeroli is Brazilian, and was born on March 24, 1957. He holds a degree in business administration and a postgraduate degree in industrial resources and general administration from Fundação Getúlio Vargas. As an Officer, he is responsible for the services and operations area. Mr. Siequeroli has been engaged in the back-office area for 19 years. He was a chief operations officer for Banco Crefisul S.A. from 1985 to 1994; a products officer for Banco BMC from 1995 to 1998; chief operations officer for Banco Bandeirantes S.A. from 1999 to 2000, and has been with Grupo Santander Brasil since 2001. He also serves as an Executive Officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros and Real Corretora de Seguros S.A. He is also a board member of Banesprev S.A.

[Free English Translation]

Miguel Angel Albero Ocerin. Mr. Ocerin is Spanish, and was born on February 23, 1960. He graduate in Economics and Business Sciences and holds a Master’s degree in Financial Markets from Centro Internacional Carlos V (UAM). During his career he has developed management activities in the management of financial resources and human capital in the financial intermediation, asset management, products structuring, business development, financial markets development and client relationship sectors. Most of his professional activity has been developed at Grupo CM Capital Markets (Grupo ABN AMRO), where he held different executive positions in the companies of the group. He has been with Grupo Santander Brasil since 2007, being responsible for the Capital Structuring area (GB&M), which includes the promotion of renewable energy projects, energy efficiency and carbon financing. Since 2009 he is based in São Paulo, as the Head of the Area of Asset & Capital Structuring Latam, with focus on solutions of structured financing of major assets (airplanes, boats, platforms) as well as investments in projects of Renewable Energy, Energetic Efficency and Carbon in the region.

Nilo Sérgio Silveira Carvalho. Mr. Carvalho is Brazilian, and was born on February 26, 1961. He holds a degree in business administration from UniSantos - Universidade Católica de Santos and an MBA from Fundação Getúlio Vargas and Moroco Associados. As an Officer, he is responsible for the retail area. He has been engaged in the financial market for 25 years. He was products officer of Unibanco - União de Bancos Brasileiros S.A. from 1994 to 1998; retail and technology renewal officer of the Bank from 1998 to 2004; Executive Officer of Medial Saúde S.A. from 2004 to 2008, and is a retail officer of the Bank since 2008. He also serves as an Executive Officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros and Santander Capitalização S.A. and Manager of Santander Brasil Administradora de Consórcio Ltda.

Ramón Sanchez Díez.  Mr. Díez is Spanish, and was born on October 29, 1968. He holds a degree in economics from the Universidad Autonoma de Madrid. As an Officer, he is responsible for the retail banking operations. He served as an investment analyst for Santander Brasil’s New York branch from 1992 to 1997 and as a strategy and analysis officer for Latin American banks at Santander Espanha from 1997 to 2003. He was a strategy and investors relationships officer for the Bank from 2004 to 2006.

Reginaldo Antonio Ribeiro.  Mr. Ribeiro is Brazilian, and was born on May 19, 1969. He holds a degree in economics from the Universidade Estadual de Campinas, an accounting sciences degree from the Universidade Paulista and a master’s degree in company comptrollership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI. As an Officer, he is responsible for Grupo Santander Brasil’s tax issues, tax planning strategies and corporate restructuring. Mr. Ribeiro has been engaged in the tax area for 18 years. He served as an advisor to Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001, and he was a member of the Fiscal Council of Companhia Energética de São Paulo and AES TIETÊ from 2002 to 2006. He is also a Superintendent Officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros; Chief Executive Officer of Real Corretora de Seguros S.A., and Executive Officer of Aquanima Brasil Ltda.

[Free English Translation]

Roberto Corrêa Barbuti. Mr. Barbuti is Brazilian, and was born on August 26, 1968. He holds a degree in business administration from Fundação Getúlio Vargas, a law degree from the Universidade de São Paulo and an MBA from Insead. As an Officer, currently he is responsible for the Equities area, which comprises capital markets, equity or securities derivatives, stock exchange traded derivatives, global custody and securities services, cash equities and equity research. He has been working with Santander Brasil since February 2007, initially as head of corporate finance. He worked for 10 years in the investment banking area of Grupo UBS (1997 - 2007); private equity for International Venture Partners (1995 - 1997); M&A for Banco Patrimônio (1992 - 1994), and in strategic business advisory for McKinsey (1990 - 1992). He also serves as an Executive Officer of Banco Bandepe; Officer of Companhia Real de Valores, Distribuidora de Títulos e Valores Mobiliários and Real CHP S.A.

Roberto de Oliveira Campos Neto. Mr. Campos Neto is Brazilian, and was born on June 28, 1969. He holds a bachelor’s degree in Economics and Postgraduate degree in Economics with specialization in Finance from the University of California, Los Angeles (UCLA) and a Master’s degree in Applied Mathematics from Caltech, Passadena-California. He worked at Banco Bozano Simonsen from 1996 to 1999, as Interest and Exchange Derivatives Trader (1996), Foreign Debt Trader (1997), Stock Exchange Trader (1998) and Head of the Area of International Fixed Income (1999). From 2000 to 2003, he worked as Head of the Area of International Fixed Income for Santander Brasil. In 2006 he served as Portfolio Manager of Claritas. Since 2004, he has been with Santander Brasil, having served as Operator, currently he is responsible for the Treasury area, and areas of proprietary trading, local and international market making, funding, correspondent banking, quantitative area and business development.

Ronaldo Yassuyuki Morimoto. Mr. Morimoto is Brazilian, and was born on May 5, 1977. He holds a bachelor’s degree in Economics from the Faculdade de Economia da Universidade de São Paulo. He is responsible for the ALM area (Assets and Liabities Management)/Financial Management and is a member of the Asset/Liability Management Committee (ALCO Local and Global Brasil) since 2006. He has been engaged in the financial market for 12 years. He joined Santander Brasil in 2001, working in several areas such as Governments & Institutions, Products, Finance, Basel II Project and Wholesale Comptroller. He started his career at Banco América do Sul in the area of credit risk in 1998, he worked at Citibank S.A. from 1998 to 2000 and at AT&T Latin América from 2000 to 2001. He is currently a member of the Supervisory Committee of the Credit Guarantee Fund (FGC).

Sérgio Gonçalves. Mr. Gonçalves is Brazilian, and was born on August 7, 1956. He holds a degree in Economics from Fundação Armando Álvares Penteado and a master’s degree in Executive Business Administration from the Universidade de São Paulo. As an Officer, he is responsible for the government and institutions area. He has been engaged in the financial market for 29 years. He was an officer of Banco Crefisul from 1987 to 1994, product officer of Nossa Caixa from 1995 to 2000. He was an Officer of Banespa from 2001 to 2004.

[Free English Translation]

Ulisses Gomes Guimarães. Mr. Guimarães is Brazilian, and was born on March 14, 1970. He holds a bachelor’s degree in Mechanical Engineering in Aeronautics from ITA - Instituto Tecnológico de Aeronáutica and a Master’s degree (Executive MBA in Finance) from IBMEC - Instituto Brasileiro de Mercado de Capitais - São Paulo. He has been engaged in the financial market for 16 years. He worked at Citibank from 1994 to 1997, as risk manager for the treasury and trust areas. He joined Banco Real in 1997 and has been with Grupo Santander Brasil ever since. He has held the positions of Coordinator of Financial Control, Coordinator of GAP & Liquidity, Financial Control Manager, Support to Strategic Decision Brazil Manager, Retail Executive Superintendent, Support to Strategic Decision Brazil Executive Superintendent, Support to Strategic Decision Latin America Executive Superintendent, Support to the Management and Development of Projects of Finance Executive Superintendent, and since 2009 he has been Human Resources Senior Executive Superintendent, being responsible for Compensation, MIS and Budget.

Wilson Luiz Matar. Mr. Matar is Brazilian, and was born on November 28, 1958. He holds a degree in Civil Engineering from Escola Politécnica of USP and Business Administration (graduate and postgraduate) from FEA - USP. He has 29 years of experience in the banking industry serving major Brazilian banks (Itaú and Unibanco) and 11 years in Grupo Santander Brasil. He worked at Grupo Santander Brasil for 7 years in the Comptroller Area, being responsible for management information and budget and for four years he has been responsible for Solvency Risks for the Executive Vice-President of Credit and Markets Risks, in charge of the control and monitoring functions of the group’s credit portfolios. He is also president of the Fiscal Council of Banesprev, private pension plan company of a part of Grupo Santander Brasil’s employees.

b.            description of any of the following events that may have happened over the last 5 years:

i.              any criminal conviction;

ii.             any conviction in an administrative proceeding by CVM and penalties applied;

iii.            any final judicial or administrative conviction that led to the suspension or inability to practice any professional or commercial activities.

None of the current managers has been convicted in any relevant legal or administrative proceedings.

[Free English Translation]

15. CONTROL

15.3. Provide the following tabular information on allocation of shares issued and outstanding as of the date of the most recent shareholders’ meeting:

a.            number of individual shareholders

b.            number of corporate shareholders

c.             number of institutional investors

d.            number of issued and outstanding shares, segregated by kind and class

The table below describes the capital distribution with base date of March 31, 2010.

Outstanding shares on September 30, 2010
Number of individual shareholders[1]	189,061
Number of legal entity shareholders[2]	18,821
Number of institutional investors[3]	1,114

Number of outstanding shares[4]
Common Shares (in thousands of shares)	37,860,700
Preferred Shares (in thousands of shares)	35,923,477
Total	73,784,177

1                      - Does not consider individual shareholders holding ADRs

2                     - From ADR holders, considers only the legal entities described in 13F

3                     - Considers ADR holders as institutional investors

4                      - Excluding companies of Grupo Santander

[Free English Translation]

18.          SECURITIES

18.5. Describe the securities other than shares, including:

a. identification of the security

a.1. Securitization (1)

(A)  Securitization - series 2004-1

(B)  Securitization - series 2008-1

(C)  Securitization - series 2008-2

(D)  Securitization - series 2009-1

(E)  Securitization - series 2009-2

(1) Bond arising from the sale of rights of receipt of future flow of payment orders to be received from designated banks. Santander Brazil sold its right of receipt to the SPE, incorporated under the laws of the Cayman Islands, with the following objectives: (i) issue and sale of securities in international markets, (ii) use of proceeds from the issue of securities to purchase, from Santander Brazil, the rights of payment orders issued to any branch of Santander Brazil, (iii) make payments of principal and interest on securities and other payments specified in contracts that issued such securities. The notes issued under the securitization program do not represent a direct bond of (or beneficiary interest in) Santander Brazil. The SPE states not to have any material asset or liability other than the rights and duties arising from the contract issuing the securities. Santander Brazil does not control, nor is a shareholder of, and has no interest in the earnings of the SPE. The liabilities arising from the issued securities are paid by the SPE with funds accumulated in its account.

a.2. MTN

(A) Senior Unsecured Bonds of US$ 850,000,000.00 with maturity in 2015, series 96.

(B) Credit Linked Note of R$ 30,000,000.00 with maturity in 2011, series 71.

(C) Credit Linked Note of R$ 3,000,000.00 with maturity in 2017, series 60.

(D) Note indexed to the NTN-F of R$ 114,275,000.00 with maturity in 2014, series 46.

(E) Floating-rate note (CDI) of US$ 6,500,000.00 with maturity in 2013, series 80.

(F) Fixed Rate Note of US$ 1,800,000.00 with maturity in 2012, series 95.

(G) Fixed Rate Note of R$ 8,830,000.00 with maturity in 2012 series 97.

(H) Zero Coupon Note of US$ 700,000.00 with maturity in 2010, series 99.

(I) Zero Coupon Note of US$ 100,000.00 with maturity in 2011, series 100.

(J) Zero Coupon Note of US$ 1,516,000.00 with maturity in 2010, series 102.

(K)  Zero Coupon Note of US$ 1,000,000.00 with maturity in 2011, series 103.

[Free English Translation]

(L) Zero Coupon Note of US$ 1,070,000.00 with maturity in 2010, series 104.

(M) Zero Coupon Note of US$ 1,556,000.00 with maturity in 2010, series 105.

(N) Zero Coupon Note of US$  1,402,000.00 with maturity in 2011, series 106.

(O) Zero Coupon Note of US$ 1,175,000.00 with maturity in 2011, series 107.

(P) Zero Coupon Note of US$ 1,400,000.00 with maturity in 2011, series 108.

(Q) Zero Coupon Note of US$ 1,150,000 with maturity in 2011, series 109.

(R) Zero Coupon Note of US$ 3,352,000.00 with maturity in 2011, series 110.

(S) Zero Coupon Note of US$ 1,440,000.00 with maturity in 2011, series 111.

(T) Zero Coupon Note of US$ 1,470,000.00 with maturity in 2011, series 112.

(U) Zero Coupon Note of US$ 1,120,000.00 with maturity in 2011, series 113.

(V) Zero Coupon Note of US$ 27,000,000.00 with maturity in 2010, series 114.

(W) Zero Coupon Note of US$ 1,640,000.00 with maturity in 2011, series 115.

(X) Zero Coupon Note of US$ 1,500,000.00 with maturity in 2010, series 116.

(Y) Zero Coupon Note of US$ 1,199,000.00 with maturity in 2011, Series 117.

(Z) Zero Coupon Note of US$ 2,640,000.00 with maturity in 2011, Series 118.

(AA) Zero Coupon Note of US$ 2,113,000.00 with maturity in 2011, Series 119.

(AB) Zero Coupon Note of US$ 1,252,000.00 with maturity in 2011, Series 120.

b. quantity

b.1.

(A) 4,000 notes in the minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(B) 1 note in the amount of US$ 190,000,000.00, minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(C) 1 note in the amount of US$ 300,000,000.00, and 1 note in the amount of US$ 100,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

(D) 1 note in the amount of US$ 50,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

(E) 1 note in the amount of US$ 28,200,000.00, 1 note in the amount of US$ 10,800,000.00, 1 note in the amount of US$ 6,000,000.00 and 1 note in the amount of US$ 5,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

b.2.

(A) 8.500 notes in the minimum amount of S$ 100,000.00.

(B) 300 notes in the minimum amount of US$ 100,000.00 and increase of

R$ 1,000.00.

(C) 30 notes in the minimum amount of US$ 100,000.00 and increase of R$ 1.000,00.

[Free English Translation]

(D) 1 note in the minimum amount of R$ 114,275,000.00.

(E) 65 notes in the minimum amount of R$100.000,00 and increase of R$ 1,000.00.

(F) 18 notes in the minimum amount of US$100.000,00 and increase of US$1.000,00.

(G) 1 note in the minimum amount of R$ 8,830,000.00.

(H) 7 notes in the minimum amount of US$100,000.00 and increase of US$1,000.00 .

(I) 1 note in the minimum amount of US$ 100,000.00.

(J) 1 note in the minimum amount of US$ 1,516,000.00.

(K) 10 notes in the minimum amount of US$100,000.00 and increase of US$1,000.00

(L) 1 note in the minimum amount of US$ 1,070,000.00.

(M) 1 note in the minimum amount of US$ 1,556,000.00.

(N) 1 note in the minimum amount of US$ 1,402,000.00.

(O) 1 note in the minimum amount of US$ 1,175,000.00.

(P) 1 note in the minimum amount of US$ 1,400,000.00.

(Q) 1 note in the minimum amount of US$ 1,150,000.00.

(R) 1 note in the minimum amount of US$ 3,352,000.00.

(S) 1 note in the minimum amount of US$ 1,440,000.00.

(T) 1 note in the minimum amount of US$ 1,470,000.00.

(U) 1 note in the minimum amount of US$ 1,120,000.00.

(V) 1 note in the minimum amount of US$ 27,000,000.00.

(W) 1 note in the minimum amount of US$ 1,640,000.00.

(X) 1 note in the minimum amount of US$ 1,500,000.00.

(Y) 1 note in the minimum amount of US$ 1,199,000.00.

(Z) 1 note in the minimum amount of US$ 2,640,000.00.

(AA) 1 note in the minimum amount of US$ 2,113,000.00.

(AB) 1 note in the minimum amount of US$ 1,252,000.00.

c. amount

c.1.

(A) US$ 400,000,000.00 (four hundred million U.S. Dollars)

(B) US$ 190,000,000.00 (one hundred ninety million U.S. Dollars)

(C) US$ 400,000,000.00 (four hundred million U.S. Dollars)

(D) US$ 50,000,000.00 (fifty million U.S. Dollars)

(E) US$ 50,000,000.00 (fifty million U.S. Dollars)

c.2.

(A) US$ 850,000,000.00 (eight hundred and fifty million U.S. Dollars)

(B) R$ 30,000,000.00 (thirty million Reais).

(C) R$ 3,000,000.00 (three million Reais).

[Free English Translation]

(D) R$ 114,275,000.00 (one hundred and fourteen million two hundred and seventy thousand  reais).

(E) US$ 6,500,000.00 (six million five hundred thousand U.S. Dollars).

(F) US$ 1,800,000.00 (one million eight hundred thousand U.S. Dollars)

(G) R$ 8,830,000.00 (eight million and eight hundred and thirty thousand Reais)

(H) US$ 700,000.00 (seven hundred thousand U.S. Dollars)

(I) US$ 100,000.00 (one hundred thousand U.S. Dollars)

(J) US$ 1,516,000.00 (one million five hundred and sixteen thousand U.S. Dollars)

(K) US$ 1,000,000.00 (one million U.S. Dollars)

(L) US$ 1,070,000.00 (one million and seventy thousand U.S. Dollars)

(M) US$ 1,556,000.00 (one million five hundred fifty-six thousand U.S. Dollars)

(N) US$ 1,402,000.00 (one million four hundred and two thousand U.S. Dollars)

(O) US$ 1,175,000.00 (um million one hundred seventy-five thousand U.S. Dollars)

(P) US$ 1,400,000.00 (one million four hundred thousand U.S. Dollars)

(Q) US$ 1,150,000.00 (one million one hundred and fifty thousand U.S. Dollars)

(R) US$ 3,352,000.00 (three million and three hundred fifty-two thousand U.S. Dollars)

(S) US$ 1,440,000.00 (one million four hundred forty thousand U.S. Dollars)

(T) US$ 1,470,000.00 (one million four hundred and seventy thousand U.S. Dollars)

(U) US$ 1,120,000.00 (one million one hundred and twenty thousand U.S. Dollars)

(V) US$ 27,000,000.00 (twenty seven million U.S. Dollars)

(W) US$ 1,640,000.00 (one million six hundred and forty thousand U.S. Dollars)

(X) US$ 1,500,000.00 (one million five hundred thousand U.S. Dollars)

(Y) US$ 1,199,000.00 (one million one hundred and ninety nine thousand U.S. Dollars)

(Z) US$ 2,640,000.00 (two million six hundred and forty thousand U.S. Dollars)

(AA) US$ 2,113,000.00 (two million one hundred and thirteen thousand U.S. Dollars)

(AB) US$ 1,252,000.00 (one million two hundred and fifty two thousand U.S. Dollars)

d. issue date

d.1.

(A) September 22, 2004

(B) May 6, 2008

(C) August 27, 2008

(D) August 20, 2009

(E) August 20, 2009

d.2.

(A)  April 06, 2010 (1° Tranche), November 08, 2010 (2° Tranche)

(B)  March 19, 2008

(C)  June 28, 2007

[Free English Translation]

(D)  March 23, 2007

(E)  July 3, 2008

(F) March  3, 2010

(G) April 14, 2010

(H) August 2, 2010

(I) August 2, 2010

(J) August 10, 2010

(K) August 10, 2010

(L) August 16, 2010

(M) August 24, 2010

(N) September 03, 2010

(O) September 10, 2010

(P) September 20, 2010

(Q) September 27, 2010

(R) October 06, 2010

(S) October 15, 2010

(T) October 29, 2010

(U) October 29, 2010

(V) November 04, 2010

(W) November 09, 2010

(X) November 18, 2010

(Y) November 18, 2010

(Z) November 22, 2010

(AA) November 24, 2010

(AB) November 26, 2010

e. restrictions to the circulation

e.1. The notes relating to the Securitization have not been registered with the SEC and therefore cannot be offered or sold in the United States or to U.S. purchasers, unless the offer or sale is made in accordance with the exceptions provided in the Securities Act and applicable regulations. Accordingly, the notes may only be purchased by qualified institutional investors as defined by Rule 144-A of the Securities Act, and by non-U.S. investors outside the U.S. territory, according to Regulation S of the Securities Act.

e.2. The notes for the MTN were not registered with the SEC and therefore cannot be offered or sold in the United States or to U.S. purchasers, unless the offer or sale is made in accordance with the exceptions provided in the Securities Act and applicable regulations. Accordingly, the notes may only be purchased by qualified institutional investors as defined by Rule 144-A of the Securities Act, and by non-U.S. investors outside the U.S. territory, according to Regulation S of the Securities Act.

[Free English Translation]

f. convertibility into shares or entitlement to subscribe or purchase shares of the issuer, stating:

i. conditions

f.i.1. Securitization: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brazil.

f.i.2. MTN: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brazil.

ii. effects on share capital

f.ii.1. Securitization: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brazil and, therefore, there is no effect on share capital.

f.ii.2. MTN: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brazil and, therefore, there is no effect on share capital.

g. possibility of redemption, stating:

i. cases of redemption

g.i.1. Optional Redemption:

Provided there is no early amortization period with respect to any note issued through the Securitization program, Santander Brazil may, at any time, by delivering a written and irrevocable notice to the SPE and to the trustee, no less than 30 days in advance, request from the EPC the total or partial redemption of the notes of any series of the Securitization, prior to the expected final payment date, at a price equal to the redemption price of such notes (or portion thereof). Furthermore, in relation only to the series 2008-2, notwithstanding the above optional redemption case, if (a) upon notification, the base rate applicable to the 2008-2 series is 0:05% above the average six-month Libor rate released by the British Bankers Association in the same period; and (b) the early payment needs to be made on the payment date after such notice, then such notice shall be sent by Santander Brazil to the trustee no later than four working days before of redemption.

Mandatory Redemption:

Upon occurrence of any of the "Early maturity Events" and “Additional Early maturity Events” in item h.i.1 described below, the Securitization securities shall be subject to mandatory redemption, in whole but not in part, at the request of the SPE, for payment, by Santander Brazil, of the redemption price relating to the series.

[Free English Translation]

g.i.2. Redemption for Tax Reasons:

Notes of any series may be redeemed at the option of Santander Brazil in whole but not in part, at any time (in case of a fixed rate note, or zero coupon note) or on any interest payment date (in the case of a floating rate note), by sending an advance notice of no less than 30 days and no more than 60 days for holders of notes (such notice to be irrevocable), in the amount of the early redemption of such notes (together with accrued interest to the date set for redemption) or (in case of zero coupon notes) in the amortized face amount of such notes (as determined in accordance with the conditions of the issue document), if (i) Santander Brazil assures to the trustee, immediately prior to sending such notice, that it is or will be required to pay additional amounts, plus additional amounts that would be paid in relation to deductions or withholdings at the original withholding rate, if any, specified in such notes as a result of any change or amendment to laws or regulations in Brazil, the Cayman Islands or any political subdivision or any authority in Brazil or the Cayman Islands or any other jurisdiction with taxing power and in which Santander Brazil is formed, does business or otherwise is subject to taxation power, or any change in the official application or interpretation of such laws or regulations, change or amendment which enters into force on the date of issue, or thereafter, in respect of the relevant series, and (ii) such obligation cannot be avoided by Santander Brazil through reasonable measures available to it, provided that, however, no such notice of redemption shall be given before the 90 days prior to the date on which Santander Brazil would be required to pay such additional amounts if there were an outstanding payment for such notes. Before the publication of any notice of redemption under this condition, Santander Brazil shall deliver to the trustee a certificate signed by two members of the Board of Directors of Santander Brazil, stating that the obligation set forth in (i) above cannot be avoided by Santander Brazil, through reasonable measures available to it, and the trustee will be entitled to accept such certificate as sufficient evidence of compliance with the condition precedent specified in (ii) above, whereupon such proof shall be final and binding upon the holders of notes and holders of coupons.

ii. formula for calculating the redemption value

g.ii.1. Calculation formula

The redemption price of the Securitization notes, on any determination date, shall be an amount in U.S. Dollars equal to the sum: (a) of the Balance of the Series (as defined below) of the note in question (or, in the case of partial redemption, the portion to be redeemed), (b) of all accrued and unpaid interest (if any) on the principal amount redeemed until, but excluding, the date set for redemption, (c) of all unpaid Additional Amounts (as defined below) relating to the notes of the series in question, (d) of the Restoration Premium (if any) of the notes of the series in question (or, in case of partial redemption, the proportion to be redeemed) calculated on the redemption date and (e) of all other amounts then due and payable in respect of notes of the series in question.

For the purposes of the above:

“Balance of the Series” with respect to any series means, at any date of determination, the balance of the outstanding principal of such series on such date after: (a) any payments are made (including from the product of any applicable Guarantee) until and including such date, of all or a portion of the principal of such series and (b) canceled all or any portion of the principal of such series because Santander Brazil acquired any interest in such series and decides to cancel such amount of principal.

[Free English Translation]

"Additional Amounts": means any taxes, duties, dues, present or future, or other governmental charges of whatever nature, applied, collected, withheld, retained or levied by or on behalf of any tax authority, unless any such tax authority requires that such amounts are withheld or deducted, where then Santander Brazil (subject to certain customary exceptions) shall pay to the trustee (for the benefit of the applicable recipient(s) of such payment) the additional amounts.

"Restoration Premium" means on any date of determination relating to the notes of the series in question an amount equal to the difference (but not less than zero) between (i) the present value (composed on a semiannual basis) until such date, of the future cash flows of principal and interest on the notes of the series in question (or part thereof) being redeemed, discounted at an annual rate equal to the yield of the sale (most recently published in the The Wall Street Journal’s New York edition) of U.S. Treasury Notes with a maturity date closest to the remaining weighted average life of the notes of the series in question, calculated at the time of prepayment, plus 0.50% per annum, and (ii) the amount of the aggregate principal of the notes of the series in question (or part thereof) to be redeemed (or prepaid). As noted above under "Optional Redemption," any Optional Redemption in an amount less than the Full Balance of the notes of the series in question shall be applied, on a pro rata basis, to each Semiannual Amortization Amount of the remaining notes of the series in question, and the Restoration Premium shall be determined after such application is considered. Such Restoration Premium does not apply to the Securitization - series 2008-2.

g.ii.2. In case of redemption as a result of changes in taxes or duties, the value of redemption is 100% of the principal amount of the notes relating to the MTN plus interest accrued until the date set for redemption.

h. when the securities are debt securities, indicate, where applicable:

i. the maturity, including early maturity conditions

h.i.1.

(A) September 20, 2011

(B) March 20, 2015

(C) August 20, 2014

(D) September 20, 2014

(E) September 20, 2019

Early Amortization Events:

(a)     subject to the rights of Santander Brazil to fund the reserve coverage account as specified below, the violation of any debt service coverage test of any notes in the Securitization program in any tested period,

[Free English Translation]

(b)     the SPE fails to make any necessary monetary payment, transfer or deposit under any of the transaction documents, applicable to the notes of the series in question and, except with respect to any payments of any scheduled principal and accrued interest on the notes of the series in question (to which no grace period applies), such failure of monetary payment, transfer or deposit persists for at least five working days of New York after the date on which such payment, transfer or deposit should have been made (been agreed that any withdrawals made from the reserve coverage account in order to make a payment of the notes of the series in question shall constitute noncompliance by the SPE),

(c)     there is an early amortization period relating to any other series,

(d)     for two consecutive fiscal years, the amount of collections in such fiscal years is less than 50% of collections in such fiscal years,

(e)     it has been issued against the SPE by a competent court, a final sentence, decree or order from which no appeal is possible, demanding payment of an amount greater than US$ 50,000.00 (up to the limit not covered by the insurance) or its equivalent in other currencies, and 30 days have elapsed since the date of such sentence, decree or order without such sentence, decree or order having been carried out or suspended,

(f)     during any fiscal year, any designated custodian bank makes any compensation against Santander Brazil, the SPE, the trustee or any affiliate of such entity against the collections, and the aggregate amount of all compensations not met exceeds 5% of total collections in such fiscal year for at least five working days after the earliest of (i) an authorized officer of the Santander Brazil has actual knowledge of the fact or (ii) the date on which Santander Brazil has been informed of the fact by the trustee, SPE or any Guarantor, if applicable,

(g)     in any fiscal year, (i) the amount of collections denominated in Euro during such fiscal year exceeds 40% of the amount of collections during such fiscal year and (ii) the debt service coverage ratio is less than 10:1x,

(h)     in any fiscal year, (i) the amount of collections relating to payment orders to be paid to beneficiaries outside of Brazil in currencies other than the Real during such fiscal year shall be 30% higher than the amount of collections (excluding collections relating to related bank payment orders) during such fiscal year and (ii) the debt service coverage ratio in such fiscal year shall be less than 9:1x, or

(i)      the occurrence of default.

Notwithstanding the foregoing, an event mentioned in clause (b) that occurs for a period of five working days after the applicable grace period shall not constitute an event of early amortization if such delay or failure may could not have been avoided by the exercise a reasonable of due diligence of the SPE, and such delay or failure has been caused by unforeseeable circumstances, riot, war, terrorism, epidemic, flood, weather conditions, landslides, fires, earthquake or similar causes. However, the previous sentence does not relieve the SPE to exert its best efforts to timely meet its obligations and in accordance with the transaction documents.

[Free English Translation]

Events of early maturity (“Defaults”): means the occurrence of any of the following events:

(a)     (i) the SPE or Santander Brazil (including any branch) files a self-bankruptcy request, proceeding or other action: (A) under any applicable law of any jurisdiction, domestic or foreign, related to the bankruptcy, insolvency, reorganization, suspension of payments, for the purpose of obtaining an order for relief of debt or judging it bankrupt or insolvent, or requests reorganization, arrangement with creditors, liquidation, dissolution, debt renegotiation or other request in relation to itself or its debts, or (B) obtains the appointment of a receiver, administrator, liquidator, custodian, intervenor or other similar authority for itself or any substantial part of its property, or makes a general assignment for the benefit of its creditors, (ii) a request for self-bankruptcy, proceeding or other action of the type mentioned in clause (i) is initiated against Santander Brazil or the SPE and that (A) will result in the utterance of a measure of relief or any court order or appointment or (B) remains in full effect for a period of at least 90 days, (iii) a request for self-bankruptcy, proceeding or other action is initiated against Santander Brazil or the SPE to request a warrant of attachment, execution, retention of goods or similar proceeding against any substantial portion of the assets of the SPE or of Santander Brazil and such person and that will result in the issuance of an order for any debt relief and that remains in full effectiveness, pending appeal, for 90 days from its utterance, (iv) is initiated against Santander Brazil any intervention proceedings in accordance with any laws or banking regulations or bankruptcy laws or regulations in force in Brazil or the United States (in each case including any political subdivision of such countries), (v) Santander Brazil or the SPE comes to admit in writing its inability to pay its debts when due or (vi) Santander Brazil or the SPE makes a general assignment for the benefit of its creditors;

(b)     it has been uttered, against Santander Brazil, by a competent court, a sentence that has become final, decree or order from which no further appeal is applicable, to make a cash payment in excess of US$ 25,000,000.00 (in each case, to the extent not covered by insurance) or the equivalent in another currency, and 30 days have elapsed since the due date of such payment and it has not been met or suspended.

(c)     a default of the administrator of the payment orders flow (provided Santander Brazil or its affiliate is such administrator) has occurred and caused a material adverse effect;

(d)     the SPE, any trustee that is a holder of notes on behalf of holders of certificates and that has issued a series of certificates, or Santander Brazil, has become or will become subject to the regulation of the United States Investment Company Act of 1940, as amended, provided that such an event with respect to any trustee is a default only in relation to the series in question;

(e)     (i) Santander Brazil comes to default (as principal or guarantor or surety) the payment of any principal or interest on any loan outstanding in the amount of the principal less the total of US$ 25,000,000.00 (or its equivalent in another currency) and such default continues for a period extending beyond the applicable grace period, or (ii) any other event occurs or any condition comes into being in respect of any such debt by borrowing that results in (or allows any person to demand) early maturity of such debt.

[Free English Translation]

(f)     any authorization, license, consent, registration or approval required in Brazil, the Cayman Islands or the United States or by the laws of such countries: (i) to allow Santander Brazil to lawfully enter into and perform its obligations under the transaction documents (individually and/or as an administrator), (ii) to allow the SPE to meet its obligations under the transaction documents or to exercise the other rights granted to the SPE in the transaction documents or (iii) to ensure the legality, validity, enforceability or admissibility as evidence in Brazil of Origination Agreement and/or any Sale Instrument, ceases to be in full force and effect in any event for at least 30 days, being that the related effect would be a material adverse effect (it being understood that no notice to or consent of the payers that are not designated banks shall be delivered or obtained, and that if Santander Brazil fails to do so, this shall not constitute a default, and it also being understood that certain approvals of the Central Bank relating to any payments made in foreign currency by Santander Brazil from Brazil may be required, and there cannot be certainty that such approvals will be obtained;

(g)     a governmental authority in Brazil, the Cayman Islands or the United States initiates any legislative, judicial or other action that interferes with the transaction documents and/or prevents Santander Brazil (including any of its branches or other offices) from performing the processing of business or Diversified Payment Rights, or a substantial part thereof, and such interference would cause a material adverse effect.

(h)     a banking moratorium is declared in Brazil, or any action is be adopted by the Brazilian government, in each case preventing Santander Brazil from meeting its obligations under any transaction document (including affecting the sale of its Diversified Payment Rights ) so as to cause a material adverse effect;

(i)      any litigation or administrative proceeding, with reasonable grounds, is brought against Santander Brazil (including any of its branches or other offices) or against the SPE, and such litigation or administrative proceeding, if successful, would cause a material adverse effect,

(j)      any representation or warranty by Santander Brazil (except in its role as administrator) or by the SPE in any transaction document of which it is a party turns out to be untrue or incorrect in any sense at the time it was made, and such untrue or incorrect representation (or concrete circumstances which have made such a representation to be untrue or incorrect) would cause a material adverse effect,

(k)     except with respect to payment obligations, monetary transfer or deposit, Santander Brazil (except in its role as Administrator) or the SPE fails to perform or observe any agreement or covenant contained in the transaction documents, failure which: (i) would cause a material adverse effect and (ii) persists for at least 15 days after the earlier of: (A) an authorized officer of Santander Brazil or the SPE, as the case may be, becomes aware of such breach or (B) the delivery to Santander Brazil or the SPE, as applicable, of a written notice of such breach by the SPE, the trustee, any guarantor or any Investor;

(l)      the SPE ceases to have a valid interest, in accordance with all applicable laws, in all or any part of the Diversified Payment Rights, subject only to the right of withholding of the trustee and to the tax liens, levies or other governmental charges owed by the SPE and not yet due and payable;

[Free English Translation]

(m)   the trustee ceases to have a real guarantee of the first degree, under all applicable laws, in all or any part of the guarantee, free and clear of all encumbrances, except liens for taxes, levies or other governmental charges owed by the SPE and not yet due and payable;

(n)     Santander Brazil intends to sell, assign, transfer or otherwise dispose of or grant a lien on all or any part of the Diversified Payment Rights to any person other than the SPE;

(o)     any of the transaction documents are no longer in full force and effect, except that such a fact with respect to a transaction document that refers only to one or more series (such as any security of such series) will be only one default with respect to such series;

(p)     Santander Brazil (except in its role as administrator) fails to make any monetary payment, transfer or deposit required under the transaction documents (including payments of Additional Amounts (as defined in item g.ii.1), unless they are paid when due from collections) and such failure continues for at least five business days (or one business day, in the case of deposit of collections in the relevant accounts) after the date on which such monetary payment, transfer or deposit is to be made;

(q)     illegality of any transaction of Santander Brazil (including any of its branches or other offices) or of the SPE in any jurisdiction that would cause a material adverse effect; or

(r)      subject to the condition set forth in clause (o) above, a default occurs with respect to any series, and it was demanded to be paid the repurchase price of such series.

Notwithstanding the foregoing, an event provided in clause (k) above, which occurs for a period of 15 days after the applicable grace period, or in clause (e) or (p), also above, which occurs for a period of five working days after the applicable grace period, shall not constitute default if such delay or failure could not be prevented by exercise of a reasonable diligence of Santander Brazil, and such delay or failure was caused by unforeseen events, riot, war, terrorism, epidemic, flood, weather conditions, landslide, fire, earthquake or similar causes. However, the previous sentence does not relieve Santander Brazil from making its best efforts to timely meet its obligations and in accordance with the transaction documents.

Events of early maturity applicable only to the Securitization - series 2008-2:

With regard to the Securitization - series 2008-2, in addition to the early maturity events listed above, the following events shall also apply:

(a)     Change of control: if a change in the corporate structure takes place as contractually established;

(b)     Santander Brazil effects any merger or consolidation with any other legal entity unless, prior to such change event, the rating agency notifies the trustee in writing that such merger, consolidation, sale or transfer of assets will not result in a withdrawal or reduction in rating by the agency hired for the Securitization - series 2008-2 to less than the greater of: (i) the lesser of: (A) the current rating of the series before the transaction and (B) the initial rating; (ii) "Baa3," if applicable.

[Free English Translation]

In either case (a) and (b) above will not be featured as event of early maturity if Santander Brazil makes the payment of all notes of the Securitization - series 2008-2 within 3 working days after receiving notice by the trustee and/or holders of more than 50% of such notes.

h.i.2.

(A) Maturity: April 06, 2015

(B) Maturity: May 19, 2011

(C) Maturity: May 08, 2017

(D) Maturity: January 01, 2014

(E) Maturity: July 03, 2013

(F) Maturity: February 24, 2012

(G) Maturity: April 16, 2012

(H) Maturity: November 22, 2010

(I) Maturity: July 18, 2011

(J) Maturity: December 8, 2010

(K) Maturity: August 5, 2011

(L) Maturity: November 16, 2010

(M) Maturity: December 22, 2010

(N) Maturity: March 02, 2011

(O) Maturity:  January 08, 2011

(P) Maturity:  January 18, 2011

(Q) Maturity:  March 28, 2011

(R) Maturity: February 3, 2011

(S) Maturity: February 28, 2011

(T) Maturity: February 28, 2011

(U) Maturity: April 27, 2011

(V) Maturity: December 14, 2010

(W) Maturity: March 10,2011

(X) Maturity: December 20, 2010

(Y) Maturity: May 17, 2011

(Z) Maturity: March 22, 2011

(AA) Maturity: May 23, 2011

(AB) Maturity: March 28, 2011

Early Maturity (“Events of Default”): The trustee may, at its option, declare the early maturity of the note if any of the events of default described below and if requested (i) in the case of events described in items (a), (d) (e) (f) (g) or (h), by the holders of at least 25% of the total remaining amount due of the notes and (ii) in the case of events described in paragraphs (c) (i), (j) ( k) (l) or (m), by at least one third of the holders of the note, or still, by a decision taken by a special meeting of holders of the note.

[Free English Translation]

a) Non-Payment: if Santander Brazil fails to pay any principal, premium or interest on any notes when due and payable and, in the case of premium and interest on any of the notes, if such failure continues for a period of seven days; or

b) Breach of Other Obligations: Santander Brazil fails to meet or breaches any of its obligations under the Indenture and such failure or breach continues for a period of 60 days after the notice to Santander Brazil by the trustee or to Santander Brazil and the trustee by the holders of at least twenty percent (20%) of the nominal amount of such outstanding notes of such series, specifying such default or breach and demanding to be remedied, and stating that such notice is a "notice of default;" or

c) Cross-Default: Santander Brazil defaults the payment of any note, bond, debenture, security or there is any other proof of debt by borrowing of Santander Brazil or any subsidiary, with the total amount of outstanding principal of at least US$ 40,000,000, or under any mortgage, deed or trust instrument pursuant to which any debt by borrowing of Santander Brazil or any subsidiary has been issued or evidenced, with the total amount of outstanding principal of at least US$ 40,000,000, whether such debt exists at the time or is incurred later, and whose default: (i) will constitute the non-payment of any part of the principal of such debt when due and payable after the end of any applicable grace period with respect to the same (ii) will result in such debt becoming or being declared due and payable, without, in the case of item (ii), such debt has been paid off or such acceleration of maturity has been rescinded or terminated, in each case within 10 days after sending, to Santander Brazil by the trustee or to Santander Brazil and the trustee by the holders of notes at least 10 percent of the nominal amount of outstanding notes of such series, a notice specifying such default and demanding Santander Brazil or any subsidiary to cause such debt to be paid off or cause such acceleration to be terminated or canceled, as appropriate, and stating that such notice is a "notice of default;" or

d) Winding up: winding up or liquidation of the businesses of Santander Brazil or a subsidiary, or a resolution is passed for winding up or liquidating Santander Brazil or a subsidiary; or

(E) Bankruptcy: Santander Brazil or a material subsidiary files a request for self-bankruptcy under any applicable bankruptcy, reorganization, insolvency or similar law in force now or in the future (otherwise than for reconstruction or consolidation and merger when Santander Brazil or such material subsidiary is solvent, if such reconstruction or merger and incorporation is made for purposes unrelated to the search for debt relief, composition or readjustment of debts and transfers for the benefit of creditors), or adopts the issuance of an order for debt relief in an involuntary bankruptcy case under any such law, or approves the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar administrator) of Santander Brazil or a relevant subsidiary for any relevant part of the assets of Santander Brazil (considered as a whole with its subsidiaries) or the possession of such property by such receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar administrator) of Santander Brazil or a material subsidiary, or makes a general assignment for the benefit of creditors of Santander Brazil or a material subsidiary; or

[Free English Translation]

(F) Sentence: has been taken against Santander Brazil or any subsidiary, by a competent court, a sentence or final judgments for the payment of money, and such sentence remains in full effect for a period (during which the execution should not be effectively suspended) of 60 days, provided that the aggregate amount of all such sentences at any time in force (if not paid or to be paid by insurance) exceeds US$ 40,000,000 or the equivalent of such amount in any combination of currencies; or

(G) Execution Procedures: a procedure for seizure of property, execution, arrest of property before a sentence or another judicial process is initiated or executed or filed against all or a significant part of the assets of Santander Brazil (considered as a whole along with its subsidiaries) and is not revoked or suspended within 30 days of such initiation, execution or filing; or

(H) Property: Santander Spain ceases to own, directly or indirectly, any and all shares, interests, purchase rights, warrants, options or other equity or equivalents (however designated) in the capital of Santander Brazil, including any class or classes (however designated) that take precedence in the payment of dividends or distributions, or in the distribution of assets upon voluntary or involuntary winding up of Santander Brazil, for shares of any other class of Santander Brazil (but excluding any debt securities convertible into such capital) representing at least 51 percent of the total voting power of the voting shares, with all classes of shares or other equity (including interests in the company) of Santander Brazil then outstanding and normally authorized (without regard to the occurrence of any contingency) to vote in the election of officers, directors, the trustee, or Santander Brazil; or

(I) Moratorium: an agreement or declaration of a moratorium has been reached or made regarding the payment of any material debt of Santander Brazil (as defined in the terms of the documentation of the MTN) or any of its material subsidiaries, or

(j) Nationalization: any action is taken by any person in order to arrest, acquire compulsorily, nationalize or expropriate all or (in the reasonable opinion of the trustee) a substantial part of the assets of Santander Brazil (considered as a whole along with its Subsidiaries); or

(k) Authorizations and Consents: any action, condition or thing (including obtaining or granting any approval, consent, authorization, exemption, filing, permit, order or record) at any time required to be taken, fulfilled or performed to (i) allow Santander Brazil to legally enter into, exercise its rights and fulfill its obligations under the notes, the Coupons and the Indenture, (ii) ensure that those obligations are legally binding and enforceable or (iii) have the notes, Coupons and Indenture accepted as evidence in courts of Brazil, not to be taken, fulfilled or performed; or

(l) Illegality: it becomes illegal for Santander Brazil to perform or meet any one or more of its obligations under any notes or the Indenture;

(m) Similar Events: any event occurs that, under the laws of any relevant jurisdiction, has a similar effect to any of the events mentioned in paragraphs (d), (e), (f) or (g); except that, in the case of paragraphs (b), (f), (g), (k) and (l) and only in the case of subsidiaries, paragraphs (d) and (e), the trustee should have ensured that, in its opinion, such an event is significantly detrimental to the interests of holders of notes.

[Free English Translation]

ii. interest

h.ii.1.

(A) 5.5% per annum maturing semiannually

(B) 6.218% per annum maturing semiannually

(C) Six-month Libor rate + 0.8% per annum maturing semiannually

(D) 6.25% per annum maturing semiannually

(E) Six-month Libor rate + 2.125% per annum maturing semiannually

h.ii.2.

(A) 4.5% per annum maturing semiannually

(B) Indexed to the FDIC of CESP

(C) Indexed to FIDC of Braskem Chemical III

(D) 10% per annum

(E) 95,4% of CDI.

(F) 9,95% per annum (252)

(G)10,5% per annum (252)

(H) 1,2% per annum.

(I) 1,6% per annum.

(J) 1,2% per annum.

(K) 1,6% per annum.

(L) 1,0% per annum.

(M) 1,15% per annum.

(N) 1,25% per annum.

(O) 1,10% per annum.

(P) 1,15% per annum

(Q) 1,35% per annum

(R) 1,20% per annum

(S) 1,20% per annum.

(T) 1,20% per annum.

(U) 1,20% per annum.

(V) 0,603% per annum.

(W) 1,25% per annum.

(X) 0,518% per annum.

(Y) 1,39% per annum.

(Z) 1,202% per annum.

[Free English Translation]

(AA) 1,450% per annum.

(AB) 1,251% per annum.

iii. security and, if real, description of the object asset

h.iii.1. There is no security provided in any notes relating to the Securitization.

h.iii.2. There is no security provided in any notes relating to the MTN.

iv. in the absence of collateral, if the loan is unsecured or subordinated

h.iv.1. Unsecured credit, with respect to any notes relating to the Securitization

h.iv.2. Unsecured credit, with respect to any notes relating to the MTN.

v. any restrictions imposed on Santander Brazil in relation to:

the distribution of dividends

h.v.1. There is no provision in the notes relating to the Securitization, of any restriction on the distribution of dividends;

h.v.2. There is no provision in the notes relating to the MTN, of any restriction on the distribution of dividends;

h.v.1. The sale of assets and subsequent merger or consolidation must respect the limitations set forth in the following provision:

The SPE shall preserve and maintain its corporate existence, (ii) preserve and maintain all rights, franchises and privileges in the jurisdiction of its incorporation, and the operations necessary to fulfill its obligations under the transaction documents and (iii) shall not make any consolidation or merger with any another entity, or assign, transfer or lease all or substantially all its assets, whether in a single transaction or a series of related transactions, to any other person, unless (with respect to this clause (iii)):

(1)           the entity formed by such consolidation, or in which the SPE has merged, or the person acquiring, through assignment, transfer or lease all or substantially all its assets, shall: (A) (as confirmed by writing to the trustee) be incorporated and exist under the laws of any country whose long-term unsecured debt ratings in foreign currency, as granted by each rating agency that grants to any series a rating, is at least as high as Brazil's on that date, (B) (as confirmed in writing to the trustee) has, on that date, rating of unsecured long-term debt in foreign currency, as granted by each rating agency that is then rating the series and that publishes the rating of such debt as at least equal to whichever is lower of (x) the rating of unsecured long-term debt in foreign currency of Santander Brazil on such date and (y) "BB" (or its equivalent) (C) confirms in writing that it takes on all liabilities of Santander Brazil under the transaction documents and (D) delivers to the trustee an opinion of counsel, in form and substance satisfactory to the trustee stating that: (x) such assumption is sufficient for such an agreement to constitute a legal, valid and binding obligation of such entity, enforceable against it (subject to customary exceptions relating to bankruptcy) in accordance with its terms and (y) after such an assumption, the SPE will continue to have, for all legal purposes, the absolutely property, title to an interest in the Diversified Payment Rights,

[Free English Translation]

(2)           upon the effectiveness of such an event, Santander Brazil (and/or any other person, as appropriate) shall not be in breach of or non-compliance with any of its covenants, agreements, representations or warranties contained in the transaction documents, and

(3)           such change in ownership structure will not result in any early amortization event with respect to any series,

Restriction on disposal of assets and subsequent merger or consolidation, exclusive to the 2008-2 series:

Described in item h.i.1 of early maturity above.

h.v.2. See the description included in items j.2.c and j.2.e below.

h.v.1. The issuance of other notes through the SPC is permitted only:

Provided that no early amortization event (or any event that would be an early amortization event with the termination of any grace period, delivery of notice, or both) takes place or comes to take place before or immediately after such issuance becoming effective, Santander Brasil may, periodically, request the SPC to issue additional notes pari passu or subordinated notes in Dollars, Euros, Pounds Sterling, Swiss Francs or Yen or in any other currency, as long as: (a) each rating agency has given written advice to the fiduciary agent that the proposed issue of the additional series will not result in withdrawal or reduction of the classification (without considering any guarantees applicable to the series) conferred upon the notes of the series in question, or any other series still unpaid, to a classification lower than the greater of: (i) the lower of: (A) current rating of the notes given by the rating agencies (before such proposed issue comes into effect) and (B) the initial ratings of the notes given by the rating agencies, and (ii) a classification of “BBB−” (by S&P or Fitch) and “Baa3” (by Moody’s); and (b) the ProForma Debt Servicing Index, as defined below, after such issue comes into effect shall not be lower than (i) in relation to the issuance of an additional preferential note, 10:1x, and (ii) in relation to the issuance of an additional subordinated note, 8:1x. The SPC may not issue additional notes without receiving a request in writing from Santander Brasil.

[Free English Translation]

“ProForma Debt Servicing Index” means the quotient between (a) the average amount of income in the last four complete fiscal years (after exclusion of the tax year that had the largest amount of income) which precede (or terminate on) such date and (b) half of the Maximum Six-monthly Debt Servicing, defined below, programmed to be paid on any payment date after the said four tax years. In relation to: (i) any additional series specified to be issued, the amount of six-monthly amortization specified and the initial expected interest rate (plus 1% per year if such series has a floating interest rate), and (ii) any other series that has a floating interest rate, the interest rate then applicable, augmented by 1% per year, shall be used for calculation of the Maximum Six-monthly Debt Servicing, defined below, to be used in the calculation of the ProForma Debt Servicing Index.

 “Maximum Six-monthly Debt Servicing” means, on any determination date, the greater sum:

(a)           of the accumulated amounts of six-monthly amortization of each series still in circulation programmed to be paid on any payment date on such determination date, or thereafter, plus

(b)           the accumulated amount of the interest programmed to be paid on each series still unpaid on such payment date (calculated for each series as the result of (i) (x) for the purposes of determining compliance with the requirements relating to an “additional issue”, whichever is the greater of (A) the interest rate or (B) in relation to any series that is subject to a hedge contract, during the period of efficacy of such hedge contract, to the interest rate applicable to such hedge contract plus the margin applicable for the series, which corresponds to such series, in effect on such determination date, and (y) for the purposes of calculating the Debt Service Coverage Index, (A) as long as any hedge contract is in effect, the sum of the applicable interest rates of the hedge contract and the margin applicable to the series in relation to such contract or (B) if no hedge contract is in effect, the highest interest rate in effect in relation to such series, on or before such determination date, (ii) the Balance of the Series (defined in item g.ii.1 above) of such series programmed to be in effect on such payment date immediately prior to the payment of the principal programmed to be paid on such payment date and (iii) the number of days in the applicable interest period (in relation to fixed interest rates, based on a month of 30 days), divided by 360, plus

(c)           the accumulated amount of all the premiums or other charges payable in relation to each guarantee (if any) on such payment date and during the interest period then completed.

h.v.2. MTN: There is no restriction in relation to contracting of new debts.

h.v.1. Securitization: There is no restriction on issuance of new securities.

h.v.2. MTN: There is no restriction on issuance of new securities.

[Free English Translation]

 vi. the fiduciary agent, indicating the principal terms of the contract

h.vi.1. The Bank of New York Mellon.

The Indenture, a document entered into between the SPC and the fiduciary agent, governs various rights and obligations of the parties in relation to the issuance of the securities, such as: definitions of the terms used, general and specific characteristics of the securities, restrictions for resale of the securities, commitments assumed by Santander Brasil, definition of default events and instruments for their solution, rights of the holders of the securities, amendments to the contract, among other matters – the terms of greatest importance contained in the Indenture being described over the length of item 18.5 of this Reference Form.

h.vi.2. HSBC Trust Company (UK) Limited

Indenture, a document entered into between Santander Brasil and fiduciary agent, governs various rights and obligations of the parties in relation to the issuance of the securities, such as: definitions of the terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of the securities, commitments assumed by Santander Brasil, definition of default events and instruments for their solution, rights of the holders of the securities, amendments to the contract, satisfaction of the terms and de-linking of the securities and subordination, among other matters – the terms of greatest importance contained in the Indenture being described over the length of item 18.5 of this Reference Form.

i. conditions for alteration of the rights granted by the said securities

i.1. Purposes for which alterations in the Indenture are permitted without the consent of the holders of the securities to transmit, transfer, assign, mortgage or pledge any goods or assets to the fiduciary agent, to add to the agreements of the SPC, or to deliver any right or power hereby conferred upon the SPC, to establish any other provisions relative to subjects or questions arising from the Indenture, from the notes or from any complementary Indenture such as the SPC and the Fiduciary Agent may judge to be necessary or appropriate and which are not incoherent with the provisions of this instrument, and which will not adversely affect the interests of any of the guaranteed parties; save that the opinion of a lawyer must be addressed and delivered to the fiduciary agent attesting that such complementary Indenture: (i) does not adversely affect the interests of the insured parties, (ii) will not cause any note to be treated as a debt for the purposes of United States federal income tax and (iii) will not increase the authority of the fiduciary agent without the consent of the holders of the securities, or to establish the terms of any additional series that is allowed to be issued; save that no complementary Indenture shall change the provisions of the Indenture (or of a complementary Indenture) applicable to any note (or series of notes).

[Free English Translation]

By this instrument the fiduciary agent is authorized to accompany the signing of such complementary Indenture, to make any other appropriate agreements and stipulations such as can be included therein, and to accept the transmission, transfer, assignment, mortgage or pledge of any assets in the terms of said instrument. A copy of any such complementary Indenture shall be immediately delivered by the fiduciary agent to each rating agency.

Situations where alterations to the Indenture are permitted with the consent of the majority of the holders of the securities.

Only with the consent in writing of the majority of the holders of the securities, the SPC and the fiduciary agent may (with the consent in writing of Santander Brasil), periodically and at any time, sign a complementary Indenture for the purpose of adding any provisions to, or modifying in any way, or eliminating any of the provisions of the Indenture, of any note (or series of notes) or of any complementary Indenture, or modifying, in any way, the rights of the guaranteed parties in this respect; save that, for any alterations in any note (or series of notes) or in the complementary Indenture related to them, there shall be necessary only the consent of the relevant Controlling Party, the SPC, the fiduciary agent and Santander Brasil. Upon request by the SPC, accompanied by a copy of the complementary Indenture, and upon presentation to the fiduciary agent of proof of the consent of the majority of the holders of the securities, as required in the terms of the instrument, the fiduciary agent shall join the SPC in signing such complementary Indenture.

Notwithstanding any provision to the contrary in the previous paragraph, no such alteration of the Indenture, of any note or of any complementary Indenture shall, without the consent of each holder of a note of each series adversely affected:

in any way reduce the amount of, or delay the moment of any distributions which are required to be made in this instrument over, any note (or series of notes) or alter any date of payment of any note (or series of notes), or change the location of payment where, or the currency in which such note (or series of notes) must be paid, or prejudice the right of the fiduciary agent to file an action for execution of any such payment or distribution, permit the alienation of the guarantee or of any part thereof,

reduce the percentage of the total of the Balance of the Series (defined in item g.ii.1 above) of such series, that is required by such alteration, or reduce such percentage required as a function of any waiver or instruction specified in the Indenture, modify the clause of issuance of complementary Indentures without the consent of the guaranteeing parties, or the provisions of this clause, or significantly increase the discretionary power of the fiduciary agent.

A copy of any complementary Indenture shall be delivered immediately by the fiduciary agent to each rating agency.

Alteration of the documents that affect immunity or indemnity

If, in accordance with the reasonable opinion of the fiduciary agent, any document that is required to be signed by it in accordance with the alterations described in the clauses above adversely affects any interest, right, duty, immunity or indemnity in favor of the fiduciary agent under the Indenture or any complementary Indenture, then the fiduciary agent may, at its option, refuse to sign such document.

                                                             [Free English Translation]

i.2. The fiduciary agent may agree, without the consent of the holders of notes, with any modification of the Indenture that is formal, secondary or technical, or is to correct any manifest error. The fiduciary agent may also agree with any modification of the Indenture which, in its opinion, is not considerably prejudicial to the interests of the holders of notes, but such power does not apply to any modification mentioned in the following provision:

A meeting shall have the power, subject to the conditions and without adversely affecting any powers conferred upon other persons in the Indenture, by means of an extraordinary resolution, to:

(a)  sanction any proposal of Santander Brasil or of the fiduciary agent for modification, repeal, variation or agreement in relation to the rights of the holders of the notes and/or of the holders of Coupons against Santander Brasil, whether or not such rights arise from the Indenture;

(b)           sanction the exchange or substitution of the notes, or the conversion of the notes into shares, securities or other obligations or securities of Santander Brasil or of any other entity;

(c)           agree with any modification of the Indenture of the notes, of the Coupon Book or of the Coupons proposed by Santander Brasil or by the fiduciary agent;

(d)           authorize any person to agree with and to do any thing to put an extraordinary resolution into practice or to give it effect;

(e)           grant any power, orientation or sanction which is required to be given by extraordinary resolution;

(f)           appoint any persons (whether or not holders of notes) as a committee or committees to represent the interests of the holders of notes and to confer upon them any powers or capacity for judgment or arbitration that the holders of notes may exercise by extraordinary resolution;

(g)           approve a new fiduciary agent or remove a fiduciary agent;

(h)           approve the substitution of Santander Brasil by any entity (or any prior substitute) (other than any entity which, under Clause 12 of the Indenture, may be substituted without the consent of the holders of notes) as principal debtor or guarantor in the terms of the Indenture; and

(i)            dispense or exonerate the fiduciary agent from any liability in relation to any act or omission for which it may become responsible under the terms of the Indenture, the notes, Coupon Books or Coupons save, however, that any provisions of a special quorum established in the Indenture must be applied to any extraordinary resolution (a resolution with special quorum) for the purposes of certain items of the Indenture.

j. other material characteristics

The material characteristics are covered up.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 6, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer